Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the period ending June 30, 2005
CONVERIUM HOLDING AG
(Translation of registrant’s name into English)
Baarerstrasse 8
CH-6300 Zug
Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☐     Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐     No  ☐
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

Half Year Report 2005

Investor information
Transfer Agent & Registrar
For American Depository Shares (ADS) traded on the New York Stock Exchange:
The Bank of New York
Corporate Trust Office
101 Barclay Street
New York, NY 10286
USA
Telephone +1 646 885 3300
Auditors
PricewaterhouseCoopers Ltd
Stampfenbachstrasse 73
P.O. Box 634
8035 Zurich
Switzerland
Telephone +41 44 630 1111
Fax +41 44 630 1115
Stock Trading
Converium Holding AG common shares are traded on the SWX Swiss Exchange under the trading symbol CHRN and as ADS (0.5 of a common share) on the New York Stock Exchange under the trading symbol CHR.

First half year of 2005
SWX Swiss Exchange (CHF)	High	12.50	Low	9.00
New York Stock Exchange (USD)	High	5.20	Low	3.59

First quarter of 2005
SWX Swiss Exchange (CHF)	High	12.20	Low	10.05
New York Stock Exchange (USD)	High	5.18	Low	4.44

Second quarter of 2005
SWX Swiss Exchange (CHF)	High	12.50	Low	9.00
New York Stock Exchange (USD)	High	5.20	Low	3.59
First listed
December 11, 2001 SWX Swiss Exchange and New York Stock Exchange.
Investor Relations Contact
Zuzana Drozd
Head of Investor Relations
Phone +41 44 639 9120
E-mail zuzana.drozd@converium.com

Contents

3	Financial highlights

4	Letter from the Chief Executive Officer

6	The Converium share

8	Management’s discussion and analysis of financial condition and results of operations

14	Business development

23	Cautionary note regarding forward-looking statements

24	Statements of income (loss)

25	Balance sheets

26	Statements of cash flows

27	Statement of changes in shareholders’ equity

28	Schedule of segment data

32	Notes to the financial statements

Financial highlights

	Three months ended June 30		Six months ended June 30
(US$ million, except per share information)	2005	2004	2005	2004
Gross premiums written	362.0	1,027.6	1,079.5	2,411.2
Net premiums written	330.9	948.8	1,035.8	2,247.4
Net premiums earned	612.8	1,009.9	1,301.6	2,002.9
Total investment results	86.8	89.2	168.3	171.0
Income (loss) before taxes	49.2	-381.9	-16.4	-295.5
Net income (loss)	70.8	-660.0	9.0	-594.3
Basic earnings (loss) per share[1]	0.48	-8.32	0.06	-7.49
Annualized return on shareholders’ equity[2]	17.9%	-120.9%	1.1%	-57.1%
Ongoing non-life loss ratio[3]	73.4%	82.3%	80.6%	75.9%
Ongoing non-life underwriting expense ratio[3]	20.2%	21.8%	21.1%	21.2%
Ongoing non-life administration expense ratio[3]	8.8%	4.6%	7.2%	3.6%
Ongoing non-life combined ratio[3]	102.4%	108.7%	108.9%	100.7%

	June 30	Dec. 31
	2005	2004
Total shareholders’ equity	1,648.2	1,720.2
Total underwriting reserves, net of reinsurance	8,751.0	9,983.1
Total invested assets	7,685.4	7,788.4
Book value per share	11.26	11.76

[1]	For the three and six months ended June 30, 2004, the figures have been restated to reflect the effect of the Rights Offering that occurred in October 2004.

[2]	Defined as net income (loss) divided by shareholders’ equity at the beginning of the period, annualized. For the three-month period, the shareholders’ equity at March 31 of the respective year is used and for the six-month period, the shareholders’ equity at December 31 of the prior year is used.

[3]	Ongoing non-life business represents the aggregation of Standard Property & Casualty Reinsurance and Specialty Lines, as these are both non-life segments, the aggregation of which management considers meaningful in understanding the current performance of Converium. This measure excludes the non-life business contained within the Run-Off segment in line with management’s desire to monitor this segment on a stand-alone basis. The aggregation of the Life & Health Reinsurance segment with the ongoing non-life business is referred to as total ongoing business.

Letter from the Chief Executive Officer
Dear shareholders,
I am pleased to report that your reinsurer has returned to a path of stability and profitability following last year’s developments.
The Converium brand remains recognized and respected in key markets around the world. Our ambitions have proved resilient, our talents tenacious, and our resolve sufficient to see Converium survive and, ultimately, prosper.
This testifies to our strong business relationships and the market’s demand for a mid-sized reinsurer. The vast majority of Converium’s historic customers from outside North America are still our clients. Some have reduced the extent of their transactions with us, but, crucially, the relationships themselves remain intact.
I am convinced that Converium is well positioned to regain its market position. However, we are not waiting passively for this to occur. Customers’ confidence in the Company is evident, and increases with every passing day. It builds as our Client Relationship Managers explain the whole story: Converium’s solvency levels are reaching new highs. The Company has made progress towards stabilization and reports profits again. We continue to strive to earn the rating agencies’ recognition of our inherent financial strength, another critical ingredient of recovery.
The path ahead
Upon my appointment as Chief Executive Officer of Converium, I set out a roadmap to recovery. During the first six months of 2005 we have made significant progress in our journey down that road, backed by the decision of the Board of Directors to reaffirm Converium’s intention to continue as a stand-alone entity operating as an international, multi-line reinsurer.
During this period we have matched the size of the organization to our current portfolio and prospects, with relevant cost savings on the horizon. We have examined and fine-tuned the types of business we underwrite going forward. However, we have resolved to stick to our existing business strategy, which has proved effective in our target markets of Europe, Asia and Latin America. Meanwhile, we continue to manage the run-off of our North American operations to the benefit of all stakeholders.
Equally important, your management is nurturing an internal culture where participation in decision-making is embedded throughout Converium. Continued retention of key staff is a high priority.
The severe winter storm Erwin, which swept across northern Europe from January 7 to 9, had a negative impact on the first quarter result. Losses related to the storm added 6.1 percentage points to the ongoing non-life combined ratio for the first quarter, although the event fell well within modeled loss scenarios, and serves to remind us that Converium is in the risk business.
The financial benefits of expense reduction initiatives embarked upon in March are not yet apparent. However, almost all of the cost savings achieved should crystallize by year end. We continue to monitor our administration expense ratio for ongoing operations and into 2006.
The first quarter result was a disappointment, although Converium’s underlying technical performance was sound. The bottom line, in addition to Erwin and administrative expenses, was marred by the US GAAP accounting impact arising from the commutation of a major retrocession agreement. However, the transaction was economically neutral, and has not affected Converium’s actual long-term financial performance.
Renewed success
Against these developments, Converium’s success during the major renewal periods in the first half of the year was certainly encouraging. Outside the US, almost 90% of treaty direct client relationships were maintained during the January 1 renewal, as were 56% of treaty broker relationships. This performance played out marginally better than expected, illustrating just how well Converium’s Client Relationship Managers know their clients.
Equally satisfying was Converium’s renewal performance in Asia at April 1. Clients proved loyal, especially in Japan, where Converium’s market share remains relatively high. Technically adequate rates were achieved despite rising competition from new entrants. Rating-sensitive Australia was the only Asia-Pacific market where more than half our client relationships fell away. However, we remain confident that these relationships can be rebuilt once a satisfactory rating level has been earned. In the recent renewals, Converium’s stringent pricing and underwriting standards were not compromised in order to achieve successful renewals. The July renewals further confirm the established trend of the previous renewals this year and Converium’s franchise proves resilient and robust.
The overall outcome of the renewals in the first half of 2005 shows clearly that despite Converium’s letter-rating, our business partners understand that the Company is fiscally robust. They realize that Converium is not destined to become another reinsurance casualty. On the contrary, your reinsurer returned to stability and profitability in the second quarter of 2005.
Our experience during that period marks a third consecutive quarter of relative reserve stability. In addition, no major catastrophes occurred in the second quarter of 2005, and the underwriting result is positive.
Our financial expectations have been met through careful and responsible underwriting, despite slight market price deterioration in certain lines of business. Our positive technical performance has been bolstered by satisfactory returns from a strong investment base. I am confident that diligent pursuit of the roadmap to recovery promises a medium-term resumption of the creation of attractive shareholder returns by Converium.
Rejuvenation
I welcome to the Board of Directors Dr Markus Dennler, former member of the Executive Board of Credit Suisse Financial Services and Chief Executive Officer responsible for the global operational Life & Pensions business, and Rudolf Kellenberger, former Deputy Chief Executive Officer of Swiss Re. Elected at the Annual General Meeting on April 12, 2005, their experience, input and fresh insights have already been invaluable over the recent months.
I applaud the faith, loyalty and effort of Converium’s hard-working staff, who have weathered what has certainly been a difficult period for our Company. Finally, I thank our valued clients and broker partners for their understanding and support during this time. Theirs is the final, essential component of our renewed success.
Yours sincerely,
Terry G. Clarke
Chief Executive Officer

The Converium share
The Converium share and ADS
In the first half of 2005 Converium shares and ADSs under-performed both the European and the US Insurance Index. Converium’s shareholder split remained well diversified geographically; UK, US and Swiss institutional investors each held nearly 30% of Converium’s shares.
See note 1
See note 1

Converium Ordinary Shares*	-87.3%
Bloomberg European Insurance Index*	-36.3%
Swiss Market Index*	-1.2%

Converium ADSs**	-83.6%
Bloomberg US Insurance Index**	7.6%
Dow Jones Industrial Index**	3.9%

*	underlying figures in CHF

**	underlying figures in US$

Converium Ordinary Shares*	2.0%
Bloomberg European Insurance Index*	4.4%
Swiss Market Index*	8.4%

Converium ADSs**	-9.8%
Bloomberg US Insurance Index**	0.0%
Dow Jones Industrial Index**	-4.2%

*	underlying figures in CHF

**	underlying figures in US$
1)	A different scale is used for the 2005 performance reflecting the relatively minor movements of the Converium share and ADS.

7

Key share data for 2005
Shares registered as at June 30, 2005	146,689,462

SWX Swiss Exchange
Share price as at June 30, 2005 in CHF	10.40
Year High in CHF	12.50
Year Low in CHF	9.00
Average daily trading volume in 2005	1,618,303
Market capitalization as at June 30, 2005 in CHF	1,525,570,405
Book value per share as at June 30, 2005 in CHF	14.43

New York Stock Exchange
ADS price as at June 30, 2005 in US$	4.03
Year High in US$	5.20
Year Low in US$	3.59
Major shareholders
In accordance with the notification requirements as set by the SWX Swiss Exchange, the following significant share holdings were notified to Converium Holding AG as of June 30, 2005:
•	Odey Asset Management LLP, London, United Kingdom: 11.2% (date of notification: March 4, 2005)
•	Dodge & Cox, San Francisco, United States: 5.04% (date of notification: June 22, 2005)

Management’s discussion and analysis
of financial condition and results of operations
The following discussion and analysis should be read in conjunction with our financial statements, including the related notes to those financial statements. This discussion contains forward-looking statements that involve risks and uncertainties and actual results may differ materially from the results described or implied by these forward-looking statements. See “Cautionary note regarding forward-looking statements”.
Overview
Converium Holding AG and subsidiaries (“Converium”) is an international reinsurer whose business operations are recognized for innovation, professionalism and service. We believe we are accepted as a professional reinsurer for all major lines of non-life and life reinsurance in Europe, Asia-Pacific and Latin America. We actively seek to develop efficient and effective reinsurance solutions to complement our target clients’ business plans and needs. We focus on core underwriting skills and on developing close client relationships while honoring our and our clients’ relationships with intermediaries.
We offer a broad range of mostly traditional non-life and life reinsurance products to help our target clients efficiently and effectively manage capital and risks. In non-life reinsurance, our lines of business are General Third Party Liability, Motor, Personal Accident (assumed from non-life insurers), Property, Agribusiness, Aviation & Space, Credit & Surety, Engineering, Marine & Energy, Professional Liability and other Special Liability and Workers’ Compensation. In Life & Health Reinsurance, our lines of business are Life and Disability reinsurance, including quota share, surplus coverage and financing contracts, and Accident and Health.
In 2004, we placed Converium Reinsurance (North America) Inc. (“CRNA”) into orderly run-off, which resulted in the discontinuation of writing reinsurance from offices located in North America. We continue to service remaining contracts issued by CRNA until they expire or are terminated. We are actively commuting CRNA’s liabilities wherever appropriate. We still offer reinsurance for attractive US-originated business, which is underwritten and managed through Converium AG, Zurich.
In the first quarter of 2005, Converium formally adopted a change to the reporting line of the management of its North American operations. This change was introduced to reflect the placement of CRNA into orderly run-off and management’s desire to monitor this business on a stand-alone basis. Therefore, Converium’s business is now organized around three ongoing operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business, in addition to a Run-Off segment. The Run-Off segment includes all business; both life and non-life, originating from CRNA and Converium Insurance (North America) Inc. (“CINA”), excluding the US originated aviation business. In addition to the four segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other corporate functions as well as other expenses not allocated to the operating segments. As well as reporting individual segment results, management also presents the aggregation of Standard Property & Casualty Reinsurance and Specialty Lines, referred to later in this discussion as ongoing non-life business, as these are both non-life segments, the aggregation of which management considers meaningful in understanding the performance of Converium. This measure excludes the non-life business contained within the Run-Off segment in line with management’s desire to monitor this segment on a stand-alone basis. The aggregation of the Life & Health Reinsurance segment with the ongoing non-life business is referred to as total ongoing business.
Results of operations

	Three months ended June 30		Six months ended June 30
(US$ million)	2005	2004	2005	2004
Income (loss) before taxes	49.2	-381.9	-16.4	-295.5
Net realized capital (losses) gains	-1.0	12.5	-1.7	21.7
Impairment of goodwill	—	-94.0	—	-94.0
Amortization of intangible assets	-7.0	-0.8	-14.0	-1.5
Restructuring costs	-3.5	—	-13.6	—
Pre-tax operating income (loss)[1]	60.7	-299.6	12.9	-221.7
Net income (loss)	70.8	-660.0	9.0	-594.3

[1]	For the three and six months ended June 30, 2004, respectively, US$ 0.8 million and US$ 1.5 million have been reclassified from investment income to amortization of intangible assets, which resulted in a change in pre-tax operating income for 2004.
We reported net income for the three and six months ended June 30, 2005 as compared to net loss for the same periods in 2004. The second quarter of 2005 exhibited solid underwriting results for our ongoing business, supported by net positive development of prior years’ loss reserves in the amount of US$ 6.7 million, the absence of major catastrophic events and a strong investment result. For the six months ended June 30, 2005, our result includes the recognition of a net loss of US$ 32.5 million from winter storm Erwin, the commutation of certain retrocession contracts which had a negative effect of US$ 40.0 million, net strengthening of prior years’ loss reserves of US$ 3.7 million and costs of US$ 13.6 million associated with our

Management’s discussion and analysis
of financial condition and results of operations (continued)
organizational and operational restructuring. The 2004 results were primarily driven by net reserve strengthening of prior years’ loss reserves and a related increase in income tax expense due to the establishment of a full valuation allowance against the net deferred tax assets from our North American operations and the impairment of goodwill. Our resulting ongoing non-life combined ratio was 102.4% and 108.9% for the three and six months ended June 30, 2005, compared to 108.7% and 100.7% for the same periods of 2004.
We reported pre-tax operating income (defined as income (loss) before taxes, net realized capital (losses) gains, impairment of goodwill, amortization of intangible assets and restructuring costs) for the three and six months ended June 30, 2005 as compared to a pre-tax operating loss for the same periods in 2004. We use pre-tax operating results to measure the performance of our underlying reinsurance operations without the influence of realized gains and losses from the sale of investments, or other non-operating items such as goodwill, impairment and restructuring costs.
For the three months ended June 30, 2005, gross premiums written decreased 64.8%, net premiums written decreased 65.1% and net premiums earned decreased 39.3% compared to the same period in 2004. For the six months ended June 30, 2005, gross premiums written decreased 55.2%, net premiums written decreased 53.9% and net premiums earned decreased 35.0% compared to the same period in 2004. The decrease in gross and net premiums written was caused by the placement of CRNA into orderly run-off and the ratings downgrades, both of which occurred in 2004, resulting in clients canceling their business or reducing their shares with us. In addition, due to the seasonality involved with the renewal of our business in different markets, we generally record the largest share of our premium volume in the first quarter of a given year and approximately half of our annual premium volume is recorded by the end of the second quarter of a given year. Despite the decrease in overall premium volume, for the three months ended June 30, 2005, there was still growth in the Agribusiness, Aviation and Accident and Health lines of business. For the six months ended June 30, 2005, the Agribusiness line of business experienced growth in premium volume. The growth over the three and six months ended June 30, 2005 resulted from increased shares in existing business and new client relationships.
We had net realized capital losses of US$ 1.0 million for the three months ended June 30, 2005 versus net realized capital gains of US$ 12.5 million for the same period in 2004. For the six months ended June 30, 2005 we had net realized capital losses of US$ 1.7 million as compared to net realized capital gains of US$ 21.7 million for the same period in 2004. During the second quarter of 2004, we realized approximately US$ 16.0 million of realized capital gains on the sale of certain equity investments to adjust our asset allocation to reduce investment risks.
Other loss for the three and six months ended June 30, 2005 was US$ 1.5 million and US$ 9.3 million, respectively, as compared to other income of US$ 5.4 and US$ 8.1 million for the same periods of 2004.
The components of net income (loss) are described below.
Reinsurance results

			% change			% change
	Three months ended June 30		2005 over	Six months ended June 30		2005 over
(US$ million)	2005	2004	2004	2005	2004	2004
Gross premiums written	362.0	1,027.6	-64.8	1,079.5	2,411.2	-55.2
Net premiums written	330.9	948.8	-65.1	1,035.8	2,247.4	-53.9
Net premiums earned	612.8	1,009.9	-39.3	1,301.6	2,002.9	-35.0
Gross and net premiums written decreased for the three and six months ended June 30, 2005 over the same periods in 2004 largely due to the reduction in business volume caused by the placement of CRNA into orderly run-off and the ratings downgrades, both of which occurred in 2004, resulting in clients canceling their business or reducing their shares with us. In addition, due to the seasonality involved with the renewal of our business in different markets, we generally record the largest share of our premium volume in the first quarter of a given year and approximately half of our annual premium volume is recorded by the end of the second quarter of a given year.
For the three months ended June 30, 2005, net premiums written in Standard Property & Casualty Reinsurance decreased by US$ 212.4 million, or 83.1%, Specialty Lines decreased by US$ 117.7 million, or 33.9% and net premiums written in the Life & Health Reinsurance segment decreased by US$ 1.5 million, or 2.6%. For the six months ended June 30, 2005, net premiums written in Standard Property & Casualty Reinsurance decreased by US$ 408.9 million, or 47.8% and Specialty Lines decreased by US$ 285.7 million, or 42.6%, while net premiums written in the Life & Health Reinsurance segment grew by US$ 1.1 million, or 0.7%. Although the Specialty Lines segment experienced a decrease in net premiums written, we successfully renewed the significant business with our strategic partner, Medical Defence Union (“MDU”). On a consolidated basis we ceded 8.6% and 7.7% of our gross premiums written for the three months ended June 30, 2005 and 2004, respectively and 4.0% and 6.8% for the six months ended June 30, 2005 and 2004, respectively.

Management’s discussion and analysis
of financial condition and results of operations (continued)
Net premiums earned for the three and six months ended June 30, 2005 decreased at a slower rate than the corresponding net premiums written as premiums are still being earned from business written in prior underwriting years.
See “Business development” for further information by line of business.

			% change				% change
	Three months ended June 30		2005 over		Six months ended June 30		2005 over
(US$ million)	2005	2004	2004		2005	2004	2004
Losses, loss adjustment expenses and life benefits	-449.3	-1,103.8	-59.3		-1,035.1	-1,824.7	-43.3
Ongoing non-life loss ratio (to net premiums earned)	73.4%	82.3%	-8.9	pts	80.6%	75.9%	4.7	pts
Our losses, loss adjustment expenses and life benefits incurred decreased for the three months ended June 30, 2005 as compared to the same period of 2004, supported by net positive development of prior years’ loss reserves in the amount of US$ 6.7 million, of which US$ 3.1 million were related to the Run-Off segment, and the absence of major catastrophic events. For the six months ended June 30, 2005, our losses, loss adjustment expenses and life benefits incurred decreased while our ongoing non-life loss ratio increased. The first half of 2005 was impacted by Winter Storm Erwin, which resulted in pre-tax net losses in the amount of US$ 32.5 million, the commutation of certain retrocession contracts with a negative effect on losses of US$ 38.7 million and net strengthening of prior years’ loss reserves in the amount of US$ 3.7 million, of which US$ 13.3 million were related to the Run-Off segment. The results for the three and six months ended June 30, 2004 were driven by the significant adverse development of prior years’ loss reserves that was recorded in the first half of 2004 on our US casualty reinsurance lines in the amount of US$ 430.7 million.
Reserve development
For the three months ended June 30, 2005, we recorded net positive development of prior years’ loss reserves in the amount of US$ 6.7 million, which resulted in an overall net strengthening of prior years’ loss reserves of US$ 3.7 million for the first half of 2005. The development of prior years’ loss reserves for the three months ended June 30, 2005 includes US$ 6.9 million of net strengthening in the Standard Property & Casualty Reinsurance segment and net positive development of US$ 10.5 million and US$ 3.1 million in the Specialty Lines and Run-Off segments, respectively. The development of prior years’ loss reserve for the first half of 2005 consisted of net positive development of US$ 3.3 million in the Standard Property & Casualty Reinsurance segment and US$ 6.3 million in the Specialty Lines segment, offset by net strengthening of prior years’ loss reserves of US$ 13.3 million in the Run-Off segment.
In the first half of 2005, we were also impacted by net strengthening of prior years’ loss reserves of US$ 15.3 million from the US/Caribbean hurricanes that occurred in late 2004, of which US$ 11.8 million impacted the Standard Property & Casualty Reinsurance segment and US$ 3.5 million impacted the Specialty Lines segment. This net strengthening is included in the net strengthening of prior years’ loss reserves shown above.
As a result of the reserve volatility of old underwriting years and the adverse loss-reporting trend that continued throughout the early part of 2004, we recorded net strengthening of prior years’ loss reserves in the amount of US$ 387.7 million for the three months ended June 30, 2004, which resulted in an overall net strengthening of prior years’ loss reserves of US$ 430.7 million for the first half of 2004. The development of prior years’ loss reserves for the three months ended June 30, 2004 includes net strengthening of US$ 5.1 million in the Standard Property & Casualty Reinsurance segment, US$ 51.3 million in the Specialty Lines segment and US$ 331.3 in the Run-Off segment. The development of prior years’ loss reserves for the first half of 2004, consisted of net strengthening of prior years’ loss reserves of US$ 1.1 million in the Standard Property & Casualty Reinsurance segment, US$ 32.2 million in the Specialty Lines segment and US$ 397.4 million in the Run-Off segment.
Our net loss for the September 11th terrorist attacks is capped at US$ 289.2 million by Zurich Financial Services.
Retrocessional risk management
As part of our risk management process we regularly evaluate the recoverability of our reinsurance assets taking into account all public domain information including the current rating of our retrocessionaires. If there are genuine concerns about a retrocessionaire’s ability to pay future claims we may enter into negotiations to commute the retrocessionaire’s obligations in respect of future claims. In this type of transaction the reinsurance recoverables which are included in underwriting reserves on the balance sheet and reflect the full nominal value of expected future claims recoveries are reduced to zero in exchange for commutation payments, which reflect the time value of money on the commuted reserves in question. In such a transaction we suffer an underwriting loss in the quarter that the transaction takes place due to the value of the discount in respect of future expected cash flows, but avoid future concerns about the recoverability of our reinsurance assets including potential bad debt provisions. Additionally, we will benefit from additional investment income on cash received and/or reduced interest expense related to any funds held balance.

Management’s discussion and analysis
of financial condition and results of operations (continued)
As a result of this risk management monitoring process, we reached a decision in the first quarter of 2005 to commute the obligations of one of our retrocessionaire’s due to the deterioration of that company’s rating and concerns about its future ownership and prospects. This led to the commutation of certain retrocession contracts with reinsurance recoverables in the amount of US$ 100.1 million for a commutation settlement of US$ 60.1 million, which generated a negative impact of US$ 40.0 million on the net results in the first half of 2005, US$ 38.7 million of which is in losses. In the second quarter of 2005, our risk management monitoring process did not result in any such retrocession commutations.
Commutations
Based on the developments of 2004, we placed CRNA into orderly run-off and started to implement and execute a commutation strategy. Commutations can accelerate the realization of profit inherent in long-tail reserves by crystallizing outstanding claims reserves into payments, which are discounted to reflect the time value of money. Since commutation payments essentially reflect a discounted present value of estimated future cash flows, future investment income earned is expected to decline as the assets backing those reserves are liquidated to make payments. As of June 30, 2005, we have not yet concluded and legally bound further material commutations with our cedents; however we continue to vigorously execute our approved commutation strategy and follow our commutation objectives. Under US GAAP accounting, we are not permitted to recognize benefit from commutations until they are legally bound.

			% change				% change
	Three months ended June 30		2005 over		Six months ended June 30		2005 over
(US$ million)	2005	2004	2004		2005	2004	2004
Underwriting acquisition costs	-130.9	-224.3	-41.6		-291.3	-433.4	-32.8
Operating and administration expenses	-50.2	-54.7	-8.2		-107.1	-107.3	-0.2
Ongoing non-life underwriting expense ratio (to net premiums earned)	20.2%	21.8%	-1.6	pts	21.1%	21.2%	-0.1	pts
Ongoing non-life administration expense ratio (to net premiums written)	8.8%	4.6%	4.2	pts	7.2%	3.6%	3.6	pt
Underwriting acquisition costs primarily relate to commissions on treaty and individual risk business. For the three and six months ended June 30, 2005 our underwriting acquisition costs decreased and our ongoing non-life underwriting expense ratio remained relatively stable. Underwriting expenses have decreased as a result of the reduction in overall business volume; however premiums are still being earned from business written in prior underwriting years. Offsetting this decrease is the fact that our mix of business has shifted from non-proportional to proportional, which generally carries higher underwriting expenses.
Operating and administration expenses decreased for the three months ended June 30, 2005 versus the same period in 2004 and remained flat for the six months ended June 30, 2005 as compared to the same period in 2004. Our operating and administration expenses in 2005 are only partially reflective of the cost management measures implemented in the first quarter of 2005 and were primarily offset by the costs resulting from staff retention plans and expenses which we consider necessary to expedite a rapid and effective rebound. The ongoing non-life administration expense ratio increased for the three and six months ended June 30, 2005 as compared to the same periods of 2004 as our cost management measures referred to above are not fully reflected in our cost base and because of the significant reduction in net premiums written.

Management’s discussion and analysis
of financial condition and results of operations (continued)
Investment results

	Three months ended June 30		Six months ended June 30
(US$ million)	2005	2004	2005	2004
Investment income:
Fixed maturities	62.1	47.8	116.0	94.0
Equity securities	2.7	7.1	3.9	9.2
Funds Withheld Asset	16.2	19.0	33.1	39.3
Other, net of expenses	6.8	2.8	17.0	6.8
Net investment income	87.8	76.7	170.0	149.3
Average annualized net investment income yield (pre-tax)	4.4%	3.8%	4.1%	3.8%

Net realized capital (losses) gains	-1.0	12.5	-1.7	21.7
Total investment results	86.8	89.2	168.3	171.0
Average annualized total investment income yield (pre-tax)	4.3%	4.5%	4.1%	4.3%

Change in net unrealized gains (losses) (pre-tax)	81.9	-139.2	27.7	-76.9
Total investment return (pre-tax)	168.7	-50.0	196.0	94.1
Average annualized total investment return (pre-tax)	8.4%	-2.5%	4.8%	2.4%

Average total invested assets (including cash and cash equivalents)	8,070.9	7,964.5	8,218.1	7,868.0
Investment results are an important part of our overall profitability. Our net investment income increased for the three and six months ended June 30, 2005 as compared to the same periods in 2004. The increase largely resulted from moderate growth in total investments over 2004, as well as an allocation shift from equity securities to fixed income securities in mid-2004. In 2005, we have a higher allocation to relatively high-yielding fixed income securities, particularly in the United Kingdom.
Our average annualized net investment income yield (pre-tax) was 4.4% and 4.1% for the three and six months ended June 30, 2005, as compared to 3.8% for both of the same periods of 2004. Yields are calculated based on the average of beginning and ending investment balances (including cash and cash equivalents).
An increasing component of net investment income arises from income received on business written on a funds withheld basis such as certain Lloyd’s transactions. As these assets are reported under funds held by reinsureds and do not form part of the average total invested assets, there is a consequent increase in the reported average annualized net investment income yield (pre-tax). If this component is excluded from net investment income, the average annualized net investment income yield (pre-tax) would be 4.2% and 3.9% for the three and six months ended June 30 2005, as compared to 3.8% and 3.7% for the same periods of 2004.
We had net realized capital losses of US$ 1.0 million for the three months ended June 30, 2005 versus net realized capital gains of US$ 12.5 million for the same period in 2004. For the six months ended June 30, 2005 we had net realized capital losses of US$ 1.7 million as compared to net realized capital gains of US$ 21.7 million for the same period in 2004. Our second quarter and half year 2004 results were driven by the realization of approximately US$ 16.0 million of realized capital gain on the sale of certain equity investments to adjust our asset allocation to reduce investment risks.
Our average annualized total investment income yield (pre-tax) was 4.3% and 4.1% for the three and six months ended June 30, 2005, versus 4.5% and 4.3% for the same periods of 2004, as we realized US$ 21.7 million of net realized capital gains for the first half of 2004.
Our average annualized total investment return (pre-tax) was 8.4% and 4.8% for the three and six months ended June 30, 2005 as compared to -2.5% and 2.4% for the same periods of 2004. The total return for the quarter was positively impacted by declining long-term yields and strong European stock markets, which triggered positive changes in the unrealized capital gain and loss positions.
We recorded US$ 4.9 million and US$ 2.6 million of impairment charges for the six months ended June 30, 2005 and 2004, respectively.

Management’s discussion and analysis
of financial condition and results of operations (continued)
Other

	Three months ended June 30		Six months ended June 30
(US$ million)	2005	2004	2005	2004
Other (loss) income	-1.5	5.4	-9.3	8.1
Interest expense	-8.0	-8.8	-15.9	-16.6
Impairment of goodwill	—	-94.0	—	-94.0
Amortization of intangible assets	-7.0	-0.8	-14.0	-1.5
Restructuring costs	-3.5	—	-13.6	—
Income tax benefit (expense)	21.6	-278.1	25.4	-298.8
Other (loss) income: Other loss for the three months ended June 30, 2005 was US$ 1.5 million as compared to other income of US$ 5.4 million for the same period of 2004. For the six months ended June 30, 2005, other loss was US$ 9.3 million as com-pared to other income of US$ 8.1 million for the same period of 2004. The increase in other loss for the first half of 2005 is primarily driven by US$ 3.0 million of amortization related to our Helix 04 catastrophe cover, a charge of US$ 2.4 million related to the impairment of our usufruct agreements with the co-owners of SATEC and US$ 1.3 million related to the commutation of certain retrocession contracts. The 2004 other income reflects a benefit of approximately US$ 10.0 million related to the release of a reserve for uncollectible reinsurance recoverables.
Interest expense: Interest expense remained relatively stable for the three and six months ended June 30, 2005 as compared to the same periods in 2004. This expense includes the April 2005 interest payment on CRNA’s 7 1/8% senior debt note. Prior to this interest payment, Converium Holdings (North America) Inc. received a capital contribution from Converium AG. In addition, the interest expense includes the interest payment for the Guaranteed Subordinated Notes.
Impairment of goodwill: Impairment of goodwill was nil for the three and six months ended June 30, 2005 as compared to US$ 94.0 million for the same periods in 2004.
SFAS No. 142, “Goodwill and Other Intangible Assets”, requires impairment testing of goodwill annually or more regularly if any event or change in business circumstances occurs which would indicate that the carrying value of goodwill may be impaired. Due to the reserving actions taken in the second quarter of 2004 in respect of prior year development in business written in North America, and a subsequent decision to take a full valuation allowance against the net deferred tax asset at CRNA, a goodwill impairment test was conducted to assess the fair value of the reporting units at that date. As a result of this assessment, an impairment charge of US$ 94.0 million was recorded in the second quarter of 2004.
Amortization of intangible assets: Amortization of intangible assets was US$ 7.0 million and US$ 14.0 million for the three and six months ended June 30, 2005 as compared to US$ 0.8 million and US$ 1.5 million for the same periods in 2004. This amortization relates to the intangible asset for Global Aerospace Underwriting Managers Limited (“GAUM”).
Restructuring costs: The reduction of premium volume required an adjustment of our cost base globally going forward. Consequently, we notified certain of our employees that their employment would be terminated. We recorded restructuring costs of US$ 3.5 million and US$ 13.6 million for the three and six months ended June 30, 2005, respectively, related to these global cost management measures.
In addition, as a result of the global restructuring, a decision was made in January 2005 to vacate our primary office space in New York, New York and consolidate in our Stamford, Connecticut office space. We expect the transfer to be effective within the third quarter of 2005, resulting in additional restructuring costs. Office space in Zurich is also under review, which could result in additional restructuring costs in future quarters.
Income tax benefit (expense): We recorded an income tax benefit of US$ 21.6 million and US$ 25.4 million for the three and six months ended June 30, 2005, respectively. Over the past year, we have established a full valuation allowance against existing tax losses carried forward in our primary locations, resulting in minimal current income tax expense relating to pre-tax income. Therefore tax benefits and expenses are primarily driven by the development of existing deferred tax assets and liabilities, which are established to reflect differences in the tax accounting rules of local jurisdictions and US GAAP accounting.
In the second quarter of 2005, our income tax benefit resulted from the reduction of deferred acquisition costs (“DAC”), caused by the decline in our overall non-life premium volume, and certain timing differences related to the recognition of investment gains and losses.

Management’s discussion and analysis
of financial condition and results of operations (continued)
In the first half of 2005, our income tax benefit resulted from the positive effect of a reduction of DAC, the effect of certain timing differences related to the recognition of investment gains and losses, and certain other deferred tax liability reductions, offset by a reduction in the profit allocated to the Bermuda branch and an increase of the valuation allowance on existing losses carried forward.
Our consolidated income tax expense for the three and six months ended June 30, 2004 reflected an additional expense of US$ 269.8 million, related to the establishment of a full valuation allowance against the net deferred income tax balances previously carried at CRNA.
Business development
Converium’s business is organized around three ongoing operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business, in addition to a Run-Off segment. The Run-Off segment includes all business originating from CRNA and CINA, excluding the US originated aviation business. In addition to the four segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other corporate functions as well as other expenses not allocated to the operating segments. Prior year figures have been restated to reflect the new segment reporting structure.
The following table compares Converium’s segment results for the three and six months ended June 30, 2005 and 2004 and reconciles segment results to income (loss) before taxes:

	Three months ended June 30		Six months ended June 30
(US$ million)	2005	2004	2005	2004
Segment income (loss):
Standard Property & Casualty Reinsurance	32.5	22.0	34.9	69.0
Specialty Lines	41.3	-10.6	11.7	37.4
Life & Health Reinsurance	0.3	1.9	6.5	3.4
Run-Off	6.9	-289.6	2.3	-284.2
Corporate Center	-11.8	-7.4	-19.0	-17.1
Total segment income (loss)	69.2	-283.7	36.4	-191.5
Other (loss) income	-1.5	5.4	-9.3	8.1
Interest expense	-8.0	-8.8	-15.9	-16.6
Impairment of goodwill	—	-94.0	—	-94.0
Amortization of intangible assets	-7.0	-0.8	-14.0	-1.5
Restructuring costs	-3.5	—	-13.6	—
Net income (loss) before taxes	49.2	-381.9	-16.4	-295.5
Standard Property & Casualty Reinsurance

			% change			% change
	Three months ended June 30		2005 over	Six months ended June 30		2005 over
(US$ million)	2005	2004	2004	2005	2004	2004
Gross premiums written	47.9	284.5	-83.2	460.4	918.4	-49.9
Net premiums written	43.3	255.7	-83.1	446.2	855.1	-47.8
Net premiums earned	178.9	334.5	-46.5	420.9	706.5	-40.4

Total investment results	30.8	28.8		57.8	55.2

Segment income	32.5	22.0		34.9	69.0

Loss ratio	74.8%	74.2%		78.0%	71.7%
Underwriting expense ratio	17.3%	22.8%		20.0%	21.2%
Administration expense ratio	28.6%	6.6%		7.0%	4.2%
Combined ratio	120.7%	103.6%		105.0%	97.1%
Retention ratio (net premiums written divided by gross premiums written)	90.4%	89.9%		96.9%	93.1%

Management’s discussion and analysis
of financial condition and results of operations (continued)
Standard Property & Casualty Reinsurance reported segment income for the three and six months ended June 30, 2005 and 2004. These results were primarily attributable to the following:
•	A solid underwriting performance supported by net positive development of prior years’ loss reserves of US$ 3.3 million in the first half of 2005 and the absence of major catastrophic events in the second quarter of 2005. For the second quarter of 2005, the Standard Property & Casualty Reinsurance segment recorded net strengthening of prior years’ loss reserves of US$ 6.9 million primarily related to strengthening within the Motor line of business (US$ 17.9 million), which was partially offset by positive development within the Property line of business (US$ 17.6 million). Included within the US$ 17.6 million positive development for the Property line of business was a strengthening of US$ 4.4 million (US$ 11.8 million year-to-date) related to the US/Caribbean hurricanes that occurred in late 2004. For the three and six months ended June 30, 2004, US$ 5.1 million and US$ 1.1 million, respectively of net reserve strengthening was recorded.

For the three months ended June 30, 2005, the loss ratio remained relatively flat as compared to the same period of 2004.
The impact of winter storm Erwin, which resulted in net pre-tax losses in the amount of US$ 32.5 million, net of US$ 3.0 million in reinstatement premium, during the first quarter of 2005, added 7.7 percentage points to the loss ratio for the six months ended June 30, 2005.

•	Strong investment results for the three and six months ended June 30, 2005 as compared to the same periods of 2004.
For the three months ended June 30, 2005, gross premiums written decreased 83.2% to US$ 47.9 million, net premiums written decreased 83.1% to US$ 43.3 million and net premiums earned decreased 46.5% to US$ 178.9 million. For the six months ended June 30, 2005, gross premiums written decreased 49.9% to US$ 460.4 million, net premiums written decreased 47.8% to US$ 446.2 million and net premiums earned decreased 40.4% to US$ 420.9 million. Premium volume for the three and six months ended June 30, 2005 was impacted by the ratings downgrades that occurred in 2004, which resulted in clients canceling their business or reducing their shares with us. In addition, due to the seasonality involved with the renewal of our business in different markets, we generally record the largest share of our premium volume in the first quarter of a given year and approximately half of our annual premium volume is recorded by the end of the second quarter of a given year. For the six months ended June 30, 2005, the reduction in net premiums written in the Standard Property & Casualty Reinsurance segment by line of business included:
•	Motor (decreased by 60.7% or US$ 195.1 million to US$ 126.5 million), largely reflecting reduced writings in the France and United Kingdom books of business due to profitability considerations as well as cancellation of business due to ratings down- grades in 2004;

•	Property (decreased by 16.9% or US$ 53.3 million to US$ 262.0 million), largely reflecting reduced writings due to the ratings downgrades in 2004;

•	General Third Party Liability (decreased by 76.1% or US$ 146.4 million to US$ 46.0 million), which decreased due to revisions to premium estimates on our London Market North America and United Kingdom book of business; and

•	Personal accident (assumed from non-life insurers) (decreased by 54.7% or US$ 14.1 million to US$ 11.7 million), which decreased as a result of the cancellation or non-renewal of business and reduced shares in current business due to the ratings downgrades in 2004.
Our underwriting expense ratio decreased for the second quarter of 2005 due to our Lloyd’s participations, which form an increasing share of the Standard Property & Casualty Reinsurance segment. Due to the way the Lloyd’s business is reported to us, this premium is accounted for net of acquisition costs so that as the proportion of business from this source rises we see a corresponding fall in the acquisition cost ratio.
Our administration expense ratio increased significantly for the second quarter of 2005, as our cost management measures are not fully reflected in our cost base and because of the significant reduction in net premiums written.

Management’s discussion and analysis
of financial condition and results of operations (continued)
Specialty Lines

			% change			% change
	Three months ended June 30		2005 over	Six months ended June 30		2005 over
(US$ million)	2005	2004	2004	2005	2004	2004
Gross premiums written	247.3	375.2	-34.1	401.8	723.0	-44.4
Net premiums written	229.5	347.2	-33.9	384.9	670.6	-42.6
Net premiums earned	327.3	300.3	9.0	619.7	582.3	6.4

Total investment results	34.9	36.3		65.9	69.6

Segment income (loss)	41.3	-10.6		11.7	37.4

Loss ratio	72.7%	91.4%		82.4%	81.0%
Underwriting expense ratio	21.8%	20.6%		21.8%	21.2%
Administration expense ratio	5.1%	3.1%		7.4%	2.9%
Combined ratio	99.6%	115.1%		111.6%	105.1%
Retention ratio (net premiums written divided by gross premiums written)	92.8%	92.5%		95.8%	92.8%
Specialty Lines reported segment income for the three and six months ended June 30, 2005 as compared to a segment loss for the three months ended June 30, 2004 and a segment income for the six months ended June 30, 2004. These results were primarily attributable to the following:
•	A solid underwriting performance supported by US$ 10.5 million of net positive development of prior years’ loss reserves in the second quarter of 2005, which was primarily driven by positive development within the Aviation line of business (US$ 19.5 million) and was partially offset by net strengthening within additional lines of business within the segment. The net positive development for the quarter resulted in the Specialty Lines segment recording net positive development of US$ 6.3 million for the first half of 2005. In the second quarter of 2004, US$ 51.3 million of net strengthening of prior years’ loss reserves was recorded, which resulted in 2004 year-to-date net strengthening of prior years’ loss reserves in the amount of US$ 32.2 million.

•	The commutation of certain retrocession contracts which had a negative effect on losses of US$ 38.7 million during the first quarter of 2005.

•	Strong investment results for the three and six months ended June 30, 2005 as compared to the same periods of 2004.
For the three months ended June 30, 2005, gross premiums written decreased 34.1% to US$ 247.3 million, net premiums written decreased 33.9% to US$ 229.5 million and net premiums earned increased 9.0% to US$ 327.3 million. For the six months ended June 30, 2005, gross premiums written decreased 44.4% to US$ 401.8 million, net premiums written decreased 42.6% to US$ 384.9 million and net premiums earned increased 6.4% to US$ 619.7 million. Premium volume for the three and six months ended June 30, 2005 was impacted by the ratings downgrades that occurred in 2004, which resulted in clients canceling their business or reducing their shares with us. For the six months ended June 30, 2005, the reduction in net premiums written in the Specialty Line segment by line of business included:
•	Aviation & Space (decreased by 31.5% or US$ 59.8 million to US$ 129.9 million);
•	Credit & Surety (decreased by 69.2% or US$ 69.4 million to US$ 30.9 million);
•	Professional Liability and other Special Liability (decreased by 45.5% or US$ 97.6 million to US$ 116.8 million);
•	Engineering (decreased by 39.6% or US$ 29.6 million to US$ 45.2 million);
•	Marine & Energy (decreased by 25.8% or US$13.9 million to US$ 40.0 million); and
•	Workers’ Compensation (decreased by 97.3% or US$ 32.3 million to US$ 0.9 million), which in addition to the affects of the ratings downgrades that occurred in 2004, decreased due to the non-renewal of two large contracts.
These decreases were offset by an increase in net premiums written in the Agribusiness line of business, which increased by US$ 17.0 million to US$ 21.2 million. Additionally, in Specialty Lines, we successfully renewed the significant business with our strategic partner, MDU.

Management’s discussion and analysis
of financial condition and results of operations (continued)
Our underwriting expense ratio increased for the six months ended June 30, 2005 from 21.2% to 21.8% due to the change in the business mix, which has shifted from non-proportional to proportional, and the additional fronting commission of the GAUM business due to the ratings downgrades in 2004.
Our administration expense ratio increased for the six months ended June 30, 2005 from 2.7% to 7.4%, as our cost management measures are not fully reflected in our cost base and because of the significant reduction in net premiums written.
Life & Health Reinsurance

			% change			% change
	Three months ended June 30		2005 over	Six months ended June 30		2005 over
(US$ million)	2005	2004	2004	2005	2004	2004
Gross premiums written	59.3	70.6	-16.0	176.4	189.8	-7.1
Net premiums written	55.7	57.2	-2.6	169.5	168.4	0.7
Net premiums earned	74.1	83.6	-11.4	155.2	151.3	2.6

Total investment results	6.5	5.2		12.5	9.9

Segment income	0.3	1.9		6.5	3.4

Underwriting expense ratio	25.4%	25.5%		29.6%	22.0%
Administration expense ratio	7.4%	7.7%		4.8%	4.4%
Retention ratio (net premiums written divided by gross premiums written)	93.9%	81.0%		96.1%	88.7%
Life & Health Reinsurance reported segment income for the three months and six months ended June 30, 2005 and 2004. The segment income in 2005 was primarily attributable to the expansion of existing reinsurance transactions in Continental Europe, which was partially offset by negative development of US$ 1.5 million in the first quarter of 2005 related to the tsunami that occurred in late 2004.
Technical result for the three months ended June 30, 2005 was US$ 1.5 million compared to US$ 4.1 million for the same period in 2004. The technical result for the six months ended June 30, 2005 was US$ 8.1 million compared to US$ 5.4 million for the same period in 2004. Technical result is defined as net premiums earned minus losses, loss adjustment expenses and life benefits minus underwriting acquistiion costs plus technical interest.
The decrease in segment income and technical result for the second quarter of 2005 was primarily driven by our decision to non-renew two large contracts as well as updated cedent information pertaining to our European and Latin American markets.
For the three months ended June 30, 2005, gross premiums written decreased 16.0% to US$ 59.3 million, net premiums written decreased 2.6% to US$ 55.7 million and net premiums earned decreased 11.4% to US$ 74.1 million. For the six months ended June 30, 2005, gross premiums written decreased 7.1% to US$ 176.4 million, net premiums written increased 0.7% to US$ 169.5 million and net premiums earned increased 2.6% to US$ 155.2 million.
For the six months ended June 30, 2005, net premiums written growth in the Life & Health Reinsurance segment was primarily within the Life and Disability reinsurance line of business which increased by 8.5% or US$ 10.3 million to US$ 132.2 million primarily due to the expansion of existing reinsurance transactions as well new business being written. This increase was offset by a decrease of 20.0% or US$ 9.3 million in net premiums written to US$ 37.3 million in the Accident and Health line of business due to the cancellation of contracts where the overall performance was not in-line with our profitability targets as well as the impact of the ratings downgrades that occurred in 2004.
Run-Off

			% change			% change
	Three months ended June 30		2005 over	Six months ended June 30		2005 over
(US$ million)	2005	2004	2004	2005	2004	2004
Gross premiums written	7.5	297.3	-97.5	40.9	580.0	-92.9
Net premiums written	2.4	288.7	-99.2	35.2	553.3	-93.6
Net premiums earned	32.5	291.5	-88.9	105.8	562.8	-81.2

Total investment results	14.6	18.9		32.1	36.3

Segment income (loss)	6.9	-289.6		2.3	-284.2

Management’s discussion and analysis
of financial condition and results of operations (continued)
The Run-Off segment reported segment income of US$ 6.9 million and US$ 2.3 million for the three and six months ended June 30, 2005, respectively, versus a segment loss for the same periods of 2004. In the second quarter of 2005, the Run-Off segment recorded US$ 3.1 million of net positive development of prior years’ loss reserves, which resulted in net strengthening of prior years’ loss reserves of US$ 13.3 million in the first half of 2005. In the second quarter of 2004 the Run-Off segment strengthened prior years’ loss reserves by US$ 331.3 million, primarily within the Professional Liability and other Special Liability and General Third Party Liability lines of business, which resulted in US$ 397.4 million of net reserve strengthening of prior years’ loss reserves in the first half of 2004.
Corporate Center

			% change			% change
	Three months ended June 30		2005 over	Six months ended June 30		2005 over
(US$ million)	2005	2004	2004	2005	2004	2004
Operating and administration expenses	-11.8	-7.4	59.5	-19.0	-17.1	11.1
The Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other corporate functions as well as other expenses not allocated to the operating segments. The Corporate Center costs increased for the three and six months ended June 30, 2005 as compared to the comparable periods of 2004 due to increased legal, audit and consulting fees related to our organizational and operational restructuring.
Financial Condition and Liquidity
Invested assets
As of June 30, 2005 and December 31, 2004, total invested assets (excluding cash and cash equivalents) were US$ 7.7 billion and US$ 7.8 billion respectively.
As of June 30, 2005, Converium reported total investments including cash and cash equivalents and excluding the Funds Withheld Asset of US$ 6,807.6 million. Of this total, certain amounts were pledged as follows: (i) US$ 1,098.5 million were pledged as collateral relating to outstanding letters of credit of US$ 989.6 million (these outstanding letters of credit are related to the US$ 1.6 billion Syndicated Letter of Credit Facility), (ii) US$ 959.8 million were pledged as collateral relating to other irrevocable letters of credit, (iii) US$ 231.5 million were pledged primarily as deposits with cedents, (iv) US$ 282.3 million were deposited in trust or with regulatory authorities or states, and (v) US$ 554.6 million were pledged to support Converium internal reinsurance transactions.
In order to better match cash flow profiles and liquidity constraints for potential commutations, during the first half of 2005, we aligned the investment portfolio in our North American operations to reflect the run-off situation. We lowered our exposure to mortgage-backed securities and replaced them with asset-backed securities and commercial mortgage-backed securities, which have less interest rate sensitivity than current investments but still offer attractive yields.
Our asset mix, including cash and cash equivalents, consisted of the following at June 30, 2005 and December 31, 2004:
Asset class

	As of June 30, 2005	As of Dec. 31, 2004
Fixed maturity securities (including the Funds Withheld Asset)	87.0%	82.5%
Equity securities [1]	4.0%	3.6%
Cash and short-term investments	4.6%	9.4%
Real estate and other[1,2]	4.4%	4.5%
Total	100.0%	100.0%

[1]	PSP Swiss Property AG is included in Real estate and other with a market value of US$ 98.8 million as of June 30, 2005 and US$ 98.9 million as of December 31, 2004.

[2]	Included in the caption real estate and other are investments in funds of hedge funds, which had a carrying value of US$ 103.3 million as of June 30, 2005 and US$ 102.5 million as of December 31, 2004.

Management’s discussion and analysis
of financial condition and results of operations (continued)
Fixed maturities
As of June 30, 2005, our fixed maturities portfolio, excluding the Funds Withheld Asset (described more fully below), had a carrying value of US$ 5.8 billion and represented 72.4% of our total investment portfolio including cash and cash equivalents (87.0% including the Funds Withheld Asset). This represents an increase in carrying value of US$ 85.8 million, or 1.5%, from December 31, 2004. This increase is driven by the purchase of additional investments, as well as by a decrease in unrealized losses caused by interest rate decreases that occurred in the second quarter of 2005.
We invest in government, agency and corporate fixed income securities of issuers from around the world that meet our liquidity and credit standards. We place an emphasis on investing in listed fixed income securities that we believe to be liquid.
The table below presents the composition of our fixed income securities portfolio, excluding short-term investments, based on carrying value by scheduled maturity.

(US$ million)	Estimated fair value	% of total	Carrying value	% of total
As of June 30, 2005	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM
Less than one year	225.1	4.6	30.5	3.7
One year through five years	2,911.5	58.8	489.2	59.7
Five years through ten years	1,009.9	20.4	278.9	34.0
Over ten years	86.2	1.7	21.3	2.6
Subtotal	4,232.7	85.5	819.9	100.0
Mortgage and asset-backed securities	555.7	11.2	—	—
Unit trust bonds	162.7	3.3	—	—
Total as of June 30, 2005	4,951.1	100.0	819.9	100.0
Most of our fixed income securities are rated by Standard & Poor’s, Moody’s or similar rating agencies. As of June 30, 2005, approximately 96.4% of our fixed income securities portfolio was invested in securities rated A or better by these agencies and approximately 83.0% was invested in AAA/Aaa rated securities.
The table below presents the composition of our fixed income securities portfolio by rating, using the lower of these ratings for any security where there is a split rating.

(US$ million)	Estimated fair value	% of total	Carrying value	% of total
As of June 30, 2005	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM
AAA/Aaa	3,994.4	80.7	794.9	97.0
AA/Aa2	442.3	8.9	14.3	1.7
A/A2	308.7	6.2	10.7	1.3
BBB/Baa2	92.2	1.9	—	—
BB	7.5	0.2	—	—
Not rated*	106.0	2.1	—	—
Total as of June 30, 2005	4,951.1	100.0	819.9	100.0

*	Includes US$ 81.9 million private collateralized loans issued by German banks with a credit rating equivalent to S&P AAA.

Management’s discussion and analysis
of financial condition and results of operations (continued)
Equity securities
As of June 30, 2005, our equity securities portfolio had a carrying value of US$ 419.4 million (including PSP Swiss Property AG). This represents an increase in carrying value of US$ 20.0 million, or 5.0%, from December 31, 2004, which was mainly driven by purchases of equity securities in the first quarter of 2005. Equity securities were approximately 4.0% and 3.5% of our total investment portfolio as of June 30, 2005 and December 31, 2004, respectively, including cash and cash equivalents and excluding PSP Swiss Property AG.
Substantially our entire equity portfolio consists of listed securities held directly or through funds. All the equity portfolios are in developed markets. As experienced in recent years, the equity markets around the world can produce highly volatile and significantly varied results due to local and worldwide economic and political conditions.
Funds Withheld Asset
The transfer of certain historical reinsurance business to Converium was affected as of July 1, 2001 by means of the Quota Share Retrocession Agreement with Zurich Financial Services. In addition, on that date, the Funds Withheld Asset was established. Its initial balance was set to match the net balance of the liabilities, less the premium receivables (including outstanding collectible balances and reinsurance deposits) on the business to which the Quota Share Retrocession Agreement applies. As of June 30, 2005, the Funds Withheld Asset was US$ 1,159.2 million. The decrease of US$ 145.9 million over December 31, 2004 was substantially due to paid claims.
The table below shows the distribution of the Funds Withheld Asset by currency as of June 30, 2005 and December 31, 2004.

	As of June 30, 2005	As of December 31, 2004
US dollar	43%	41%
UK pound	28%	29%
Euro	24%	25%
Swiss franc	3%	2%
Japanese yen	2%	3%
Total	100%	100%
Weighted average interest rate	5.4%	5.4%
In general, the Funds Withheld Asset is reduced by paid claims, profit commissions, amounts paid to maintain the retrocession agreements and other amounts paid on the business subject to the Quota Share Retrocession Agreement, and is increased by premiums (less premium refunds), salvage and subrogation, recoveries under retrocession agreements, profit commissions and other amounts received for the business subject to the Quota Share Retrocession Agreement. The balance of the Funds Withheld Asset will decrease over time. However, business historically written on the Zurich Insurance Company (“ZIC”) and Zurich International (Bermuda) Ltd (“ZIB”) balance sheets was written on the Converium balance sheet and continued to be renewed, where it met Converium’s profitability targets. As a result, we will generate operating cash flow from the new and renewal business written by Converium, which we expect to at least partially offset reductions of the balance of the Funds Withheld Asset.
Short-term investments
Our short-term investment portfolio includes investments in fixed-term deposits and fiduciary investments. These investments generally have maturities of between three months and one year. As of June 30, 2005, we had short-term investments with a carrying value of US$ 81.5 million, representing 1.0% of our total investment portfolio, including cash and cash equivalents. Short-term investments at December 31, 2004 were US$ 117.3 million or 1.4% of our total investment portfolio, including cash and cash equivalents.
Real estate and other investments
At June 30, 2005, we had real estate held for investment of US$ 152.0 million, consisting primarily of investments in residential and commercial rental properties located in Switzerland and indirect real estate in the Eurozone. Our real estate portfolio represented 1.9% of our total investment portfolio, including cash and cash equivalents. At December 31, 2004, we had real estate held for investment of US$ 147.9 million, which represented 1.7% of our total investment portfolio, including cash and cash equivalents.
In addition to these properties, Converium owns a 4.9% participation in PSP Swiss Property AG (an indirect real estate investment, included in equity securities) with a market value of US$ 98.8 million as of June 30, 2005 and US$ 98.9 million as of December 31, 2004.
As of June 30, 2005 and December 31, 2004, we had US$ 103.3 million and US$ 102.5 million, respectively in funds of hedge funds. These investments are included under the caption “Other investments” in the balance sheet.

Management’s discussion and analysis
of financial condition and results of operations (continued)
Premiums receivable
We had premiums receivable of US$ 1,610.9 million at June 30, 2005 compared to US$ 2,145.5 million at December 31, 2004, a decrease of US$ 534.6 million, or 24.9%. This decrease is primarily due to the reduction in business volume. Premiums receivable include those currently due, as well as deferred premiums receivable, which is comprised primarily of accruals on premium balances which have not yet been reported and which are not contractually due to be paid until some time in the future. Current premiums receivable represented 20.6% and 19.4% of total premiums receivable at June 30, 2005 and December 31, 2004, respectively, and accrued premiums receivable represented 79.4% and 80.6%, respectively. Allowances of US$ 32.9 million have been recorded for estimated uncollectible receivables and reinsurance recoverables at June 30, 2005, compared to US$ 40.6 million at December 31, 2004. See Footnote 7 for additional information regarding retrocessional risk management.
Reinsurance assets
Retrocessional reinsurance arrangements generally do not relieve Converium from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. Converium held US$ 708.8 million in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit at June 30, 2005.
As of June 30, 2005, we had reinsurance recoverables from retrocessionaires of approximately US$ 1,415.3 million on paid and unpaid losses and loss adjustment expenses, unearned premium reserves and future life benefits balances, compared to US$ 1,571.3 million at December 31, 2004.
Gross loss and loss adjustment expense reserves and future life benefits
We had gross loss and loss adjustment expense reserves of US$ 8,266.8 million at June 30, 2005, compared to US$ 7,503.7 million at December 31, 2004. Gross reserves for future life benefits were US$ 398.9 million at June 30, 2005, compared to US$ 407.1 million at December 31, 2004.

Management’s discussion and analysis
of financial condition and results of operations (continued)
Shareholders’ equity
As of June 30, 2005, we had total shareholders’ equity of US$ 1,648.2 million (US$ 11.26 per share) compared to US$ 1,720.2 million (US$ 11.76 per share) as of December 31, 2004, a decrease of US$ 72.0 million (US$ 0.50 per share). This decrease is mainly comprised of a reduction in the net balances of unrealized gains and losses on investments, net of taxes, of US$ 15.6 million due to the developments in the financial markets in the first half of 2005 and a reduction in cumulative translation adjustments of US$ 67.8 million due to the strengthening of the US dollar against our other major currencies such as the British pound, Swiss franc and Euro. Book value is calculated using shares outstanding at the end of the period.
Cash flows and liquidity sources
(US$ million)

	Six months ended June 30
	2005	2004
Cash (used in) provided by operating activities	-37.6	442.5
Cash and cash equivalents decreased by US$ 399.5 million to US$ 281.4 million as of June 30, 2005 from US$ 680.9 million as of December 31, 2004. Our cash position decreased due the deployment of operating cash into fixed maturity securities.
Our cash flows from operating activities result principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and underwriting expenses. Our cash used in operating activities was US$ 37.6 million for the six months ended June 30, 2005 as compared to cash provided by US$ 442.5 million for the six months ended June 30, 2004, a decrease of US$ 480.1 million, or 108.5%. This decrease was due to a reduction in overall business volume.
Critical accounting policies
Our consolidated financial statements include amounts that, either by their nature or due to requirements of accounting principles generally accepted in the United States (US GAAP), are determined using best estimates and assumptions. While we believe that the amounts included in our consolidated financial statements reflect our best judgment, actual amounts could ultimately differ materially from those currently presented in our consolidated financial statements. We believe the items that require the most subjective and complex estimates are:
•	Unpaid loss and loss adjustment expense reserves;

•	Collectibility of reinsurance recoverables, including bad debt provisions;

•	Impairments to the carrying value of individual investments within our investment portfolio;

•	The valuation allowances against our net deferred tax assets;

•	Impairments of goodwill and other intangible assets; and

•	Assessment of risk transfer for certain structured reinsurance contracts.
More information regarding the estimates and assumptions required to arrive at the amounts recorded is included in the section entitled “Critical Accounting Policies” in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 2004 Annual Report.

Management’s discussion and analysis
of financial condition and results of operations (continued)
Cautionary note regarding forward-looking statements
This “Management’s discussion and analysis of financial condition and results of operations” contains certain forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements.
In particular, statements using words such as “expect, “anticipate,” “intend,” “believe” or words of similar import generally involve forward-looking statements. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements should not be considered a representation by us that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in any forward-looking statements, including the following:
•	The impact of the ratings changes and a further lowering or loss of one of our financial strength ratings;
•	Uncertainties of assumptions used in our reserving process;
•	Risks associated with implementing our business strategies and our capital improvement measures and the run off our North American business;
•	Cyclicality of the reinsurance industry;
•	The occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates;
•	Acts of terrorism and acts of war;
•	Changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio;
•	Actions of competitors, including industry consolidation and development of competing financial products;
•	A decrease in the level of demand for our reinsurance or increased competition in our industries or markets;
•	A loss of our key employees or executive officers;
•	Political risks in the countries in which we operate or in which we reinsure risks;
•	The passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized;
•	The impact of the SEC and New York Attorney General’s investigations of the insurance industry;
•	Changes in our investment results due to the changed composition of our invested assets or changes in our investment policy;
•	Failure of our retrocessional reinsurers to honor their obligations;
•	Failure to prevail in any current or future arbitration or litigation; and
•	Extraordinary events affecting our clients, such as bankruptcies and liquidations.
The factors listed above should not be construed as exhaustive. We cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements. Except as otherwise required by law, we undertake no obligation to publicly release any future revisions we may make to forward-looking statements to reflect subsequent events or circumstances or to reflect the occurrence of unanticipated events.
The Company has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will, however, provide investors with a perspective on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.

Converium Holding AG and Subsidiaries
Interim statements of income (loss) (unaudited)

(US$ million, except per share information)	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
Revenues
Gross premiums written	362.0	1,027.6	1,079.5	2,411.2
Less ceded premiums written	-31.1	-78.8	-43.7	-163.8
Net premiums written	330.9	948.8	1,035.8	2,247.4
Net change in unearned premiums	281.9	61.1	265.8	-244.5
Net premiums earned	612.8	1,009.9	1,301.6	2,002.9
Net investment income	87.8	76.7	170.0	149.3
Net realized capital (losses) gains	-1.0	12.5	-1.7	21.7
Other (loss) income	-1.5	5.4	-9.3	8.1
Total revenues	698.1	1,104.5	1,460.6	2,182.0

Benefits, losses and expenses
Losses, loss adjustment expenses and life benefits	-449.3	-1,103.8	-1,035.1	-1,824.7
Underwriting acquisition costs	-130.9	-224.3	-291.3	-433.4
Other operating and administration expenses	-50.2	-54.7	-107.1	-107.3
Interest expense	-8.0	-8.8	-15.9	-16.6
Impairment of goodwill	—	-94.0	—	-94.0
Amortization of intangible assets	-7.0	-0.8	-14.0	-1.5
Restructuring costs	-3.5	—	-13.6	—
Total benefits, losses and expenses	-648.9	-1,486.4	-1,477.0	-2,477.5
Income (loss) before taxes	49.2	-381.9	-16.4	-295.5
Income tax benefit (expense)	-21.6	-278.1	25.4	-298.8
Net income (loss)	70.8	-660.0	9.0	-594.3

Basic earnings (loss) per share	0.48	-8.32	0.06	-7.49
Diluted earnings (loss) per share	0.48	-8.32	0.06	-7.49
The notes to the interim financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Interim balance sheets

(US$ million, except share information)	June 30, 2005	Dec. 31, 2004
	(unaudited)
Assets
Invested assets
Held-to-maturity securities:
Fixed maturities	819.9	850.4
Available-for-sale securities:
Fixed maturities	4,951.1	4,834.8
Equity securities	419.4	399.4
Other investments	254.3	281.4
Short-term investments	81.5	117.3
Total investments	6,526.2	6,483.3
Funds Withheld Asset	1,159.2	1,305.1
Total invested assets	7,685.4	7,788.4

Other assets
Cash and cash equivalents	281.4	680.9
Premiums receivable:
Current	331.9	416.5
Accrued	1,279.0	1,729.0
Reserves for unearned premiums, retro	83.6	111.6
Reinsurance assets:
Underwriting reserves	940.8	1,226.2
Insurance balances receivable	390.9	233.5
Funds held by reinsureds	1,609.4	1,721.3
Non-risk transfer reinsurance assets	139.1	137.0
Deferred policy acquisition costs	334.7	484.7
Deferred income taxes	70.2	78.3
Other assets	346.3	335.4
Total assets	13,492.7	14,942.8

Liabilities and shareholders’ equity
Liabilities
Reinsurance liabilities
Loss and loss adjustment expenses, gross	8,266.8	8,915.6
Future life benefits, gross	398.9	407.1
Reinsurance balances payable	528.8	919.4
Reserves for unearned premiums, gross	971.8	1,312.3
Other reinsurance liabilities	173.2	110.4
Funds held under reinsurance contracts	445.8	379.3
Deferred income taxes	311.3	348.5
Non risk transfer reinsurance liabilities	145.0	157.2
Accrued expenses and other liabilities	211.7	281.7
Debt	391.2	391.1
Total liabilities	11,844.5	13,222.6

Shareholders’ equity
Common stock CHF 5 nominal value, 146,689,462 and 146,689,462 shares issued, respectively (146,330,942 and 146,272,886 shares outstanding, respectively)	554.9	554.9
Additional paid-in capital	1,423.1	1,430.6
Treasury stock (358,520 and 416,576 shares, respectively)	-2.0	-7.7
Unearned stock compensation	-4.4	-7.5
Total accumulated other comprehensive income:
Accumulated other comprehensive income	-5.6	-6.7
Net unrealized gains on investments, net of taxes	101.1	116.7
Cumulative translation adjustments	126.3	194.1
Total accumulated other comprehensive income	221.8	304.1
Retained deficit	-545.2	-554.2
Total shareholders’ equity	1,648.2	1,720.2

Total liabilities and equity	13,492.7	14,942.8
The notes to the interim financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Interim statements of cash flows (unaudited)

(US$ million)	Six months ended June 30
	2005	2004
Cash flows from operating activities
Net income (loss)	9.0	-594.3

Adjustments for
Net realized capital losses (gains) on investments	1.7	-21.7
Amortization of premium/discount	27.4	28.7
Depreciation and amortization	21.8	12.2
Deferred income tax (benefit) expense	-8.5	—
Impairment of goodwill and deferred tax assets	—	363.8
Total adjustments	42.4	383.0

Changes in operational assets and liabilities
Deferred policy acquisition costs	117.0	-43.9
Reinsurance assets	115.8	102.6
Reserves for unearned premium, retro	26.2	28.0
Funds held by reinsureds	-8.0	-204.6
Funds Withheld Asset	80.4	157.0
Premiums receivable	321.7	-272.7
Non-risk transfer reinsurance assets	-2.1	—
Unearned premiums, gross	-284.1	219.5
Losses and loss adjustment expenses, gross	-322.4	707.8
Future life benefits, gross	19.2	21.1
Reinsurance balances payable	-225.7	187.8
Funds held under reinsurance contracts	90.5	-41.0
Other reinsurance liabilities	70.5	-90.7
Non-risk transfer reinsurance liabilities	-2.2	-9.7
Income taxes, net	—	-10.2
Net changes in all other operational assets and liabilities	-85.8	-97.2
Total changes in operational assets and liabilities	-89.0	653.8
Cash (used in) provided by operating activities	-37.6	442.5

Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	—	-92.7
Proceeds from sales and maturities of fixed maturities available-for-sale	1,859.1	1,629.2
Purchases of fixed maturities available-for-sale	-2,280.9	-1,994.8
Cash flows from investing activities (fixed maturities)	-421.8	-458.3
Proceeds from sales of equity securities	26.6	449.2
Purchases of equity securities	-50.6	-520.9
Cash flows from investing activities (equity securities)	-24.0	-71.7
Net increase in short-term investments	59.4	-9.1
Proceeds from sales of other assets	9.4	23.1
Purchases of other assets	-28.9	-51.6
Cash flows from investing activities (other)	39.9	-37.6
Net cash used in investing activities	-405.9	-567.6

Cash flows from financing activities
Purchases of common shares	-1.5	-4.9
Dividends to shareholders	—	-47.9
Net cash used in financing activities	-1.5	-52.8
Effect of exchange rate changes on cash and cash equivalents	45.5	2.6
Change in cash and cash equivalents	-399.5	-175.3
Cash and cash equivalents as of January 1	680.9	255.5
Cash and cash equivalents as of June 30	281.4	80.2
The notes to the interim financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Consolidated statements of changes in shareholders’ equity (unaudited)
(US$ million)

				Unearned	Accumulated
		Additional		stock	other
	Common	paid-in	Treasury	compen-	comprehensive	Retained	Total
	stock	capital	stock	sation	income	deficit	equity
Balance, December 31, 2004	554.9	1,430.6	-7.7	-7.5	304.1	-554.2	1,720.2
Net income	—	—	—	—	—	9.0	9.0
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	-15.6	—	-15.6
Translation adjustments	—	-0.9	—	—	-66.7	—	-67.6
Total comprehensive loss							-74.2
Purchases of common shares	—	—	-1.5	—	—	—	-1.5
Releases of common shares from treasury	—	-7.2	7.2	—	—	—	—
Net amortization of stock compensation	—	0.6	—	3.1	—	—	3.7
Balance, June 30, 2005	554.9	1,423.1	-2.0	-4.4	221.8	-545.2	1,648.2
The notes to the interim financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited)
Schedule of segment data
(US$ million)

	Standard Property &				Total
	Casualty Reinsurance		Specialty Lines		Non-life consolidated
	2005	2004	2005	2004	2005	2004
Three months ended June 30

Gross premiums written	47.9	284.5	247.3	375.2	295.2	659.7
Less ceded premiums written	-4.6	-28.8	-17.8	-28.0	-22.4	-56.8
Net premiums written	43.3	255.7	229.5	347.2	272.8	602.9
Net change in unearned premiums	135.6	78.8	97.8	-46.9	233.4	31.9
Net premiums earned	178.9	334.5	327.3	300.3	506.2	634.8
Total investment results	30.8	28.8	34.9	36.3	65.7	65.1
Revenues	209.7	363.3	362.2	336.6	571.9	699.9

Losses, loss adjustment expenses and life benefits	-133.8	-248.1	-238.0	-274.4	-371.8	-522.5
Underwriting acquisition costs	-31.0	-76.3	-71.3	-62.0	-102.3	-138.3
Other operating and administration expenses	-12.4	-16.9	-11.6	-10.8	-24.0	-27.7
Benefits, losses and expenses	-177.2	-341.3	-320.9	-347.2	-498.1	-688.5

Segment income (loss)	32.5	22.0	41.3	-10.6	73.8	11.4
Other (loss) income
Interest expense
Impairment of goodwill
Amortization of intangible assets
Restructuring costs
Income (loss) before taxes
Income tax benefit (expense)
Net income (loss)

Ratios
Loss ratio (Losses divided by net premiums earned)	74.8%	74.2%	72.7%	91.4%	73.4%	82.3%
Underwriting expense ratio (Underwriting acquisition costs divided by net premiums earned)	17.3%	22.8%	21.8%	20.6%	20.2%	21.8%
Administration expense ratio (Other operating and administration expenses divided by net premiums written)	28.6%	6.6%	5.1%	3.1%	8.8%	4.6%
Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)	120.7%	103.6%	99.6%	115.1%	102.4%	108.7%

**	Run-Off is comprised of business formerly reported in all three of the ongoing business segments. The prior year figures have been restated to reflect the revised segment structure.

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited)

Life & Health Reinsurance		Total On-Going Business		**Run-off		Corporate Center		Total consolidated
2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

59.3	70.6	354.5	730.3	7.5	297.3	—	—	362.0	1,027.6
-3.6	-13.4	-26.0	-70.2	-5.1	-8.6	—	—	-31.1	-78.8
55.7	57.2	328.5	660.1	2.4	288.7	—	—	330.9	948.8
18.4	26.4	251.8	58.3	30.1	2.8	—	—	281.9	61.1
74.1	83.6	580.3	718.4	32.5	291.5	—	—	612.8	1,009.9
6.5	5.2	72.2	70.3	14.6	18.9	—	—	86.8	89.2
80.6	88.8	652.5	788.7	47.1	310.4	—	—	699.6	1,099.1

-57.4	-61.2	-429.2	-583.7	-20.1	520.1	—	—	-449.3	-1,103.8
-18.8	-21.3	-121.1	-159.6	-9.8	-64.7	—	—	-130.9	-224.3

-4.1	-4.4	-28.1	-32.1	-10.3	-15.2	-11.8	-7.4	-50.2	-54.7
-80.3	-86.9	-578.4	-775.4	-40.2	-600.0	-11.8	-7.4	-630.4	-1,382.8

0.3	1.9	74.1	13.3	6.9	-289.6	-11.8	-7.4	69.2	-283.7
								-1.5	5.4
								-8.0	-8.8
								—	-94.0
								-7.0	-0.8
								-3.5	—
								49.2	-381.9
								21.6	-278.1
								70.8	-660.0

25.4%	25.5%

7.4%	7.7%

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited)
Schedule of segment data
(US$ million)

	Standard Property &				Total
	Casualty Reinsurance		Specialty Lines		Non-life consolidated
	2005	2004	2005	2004	2005	2004
Six months ended June 30

Gross premiums written	460.4	918.4	401.8	723.0	862.2	1,641.4
Less ceded premiums written	-14.2	-63.3	-16.9	-52.4	-31.1	-115.7
Net premiums written	446.2	855.1	384.9	670.6	831.1	1,525.7
Net change in unearned premiums	-25.3	-148.6	234.8	-88.3	209.5	-236.9
Net premiums earned	420.9	706.5	619.7	582.3	1,040.6	1,288.8
Total investment results	57.8	55.2	65.9	69.6	123.7	124.8
Revenues	478.7	761.7	685.6	651.9	1,164.3	1,413.6

Losses, loss adjustment expenses and life benefits	-328.1	-506.9	-510.5	-471.4	-838.6	-978.3
Underwriting acquisition costs	-84.3	-149.9	-135.1	-123.7	-219.4	-273.6
Other operating and administration expenses	-31.4	-35.9	-28.3	-19.4	-59.7	-55.3
Benefits, losses and expenses	-443.8	-629.7	-673.9	-614.5	-1,117.7	-1,307.2

Segment income (loss)	34.9	69.0	11.7	37.4	46.6	106.4
Other (loss) income
Interest expense
Impairment of goodwill
Amortization of intangible assets
Restructuring costs
Income (loss) before taxes
Income tax benefit (expense)
Net income (loss)

At June 30, 2005

Reinsurance assets — underwriting reserves	229.9		265.8		495.7

Losses and loss adjustment expenses, gross	2,777.0		3,057.6		5,834.6

Future life benefits, gross	—		—		—

Ratios
Loss ratio (Losses divided by net premiums earned)	78.0%	71.7%	82.4%	81.0%	80.6%	75.9%
Underwriting expense ratio (Underwriting acquisition costs divided by net premiums earned)	20.0%	21.2%	21.8%	21.2%	21.1%	21.2%
Administration expense ratio (Other operating and administration expenses divided by net premiums written)	7.0%	4.2%	7.4%	2.9%	7.2%	3.6%
Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)	105.0%	97.1%	111.6%	105.1%	108.9%	100.7%

*	US$ 13.6 million has been expensed related to the costs associated with global restructurings, of which US$ 5.4 million were attributable to the Standard Property & Casualty Reinsurance segment, US$ 5.9 million were attributable to the Specialty Lines segment, US$ 1.7 million were attributable to the Life & Health Reinsurance segment and US$ 0.6 million were attributable to the Run-Off segment.

**	Run-Off is comprised of business formerly reported in all three of the ongoing business segments. The prior year figures have been restated to reflect the revised segment structure.

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited)

Life & Health Reinsurance		Total On-Going Business		**Run-off		Corporate Center		Total consolidated
2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

176.4	189.8	1,038.6	1,831.2	40.9	580.0	—	—	1,079.5	2,411.2
-6.9	-21.4	-38.0	-137.1	-5.7	-26.7	—	—	-43.7	-163.8
169.5	168.4	1,000.6	1,694.1	35.2	553.3	—	—	1,035.8	2,247.4
-14.3	-17.1	195.2	-254.0	70.6	9.5	—	—	265.8	-244.5
155.2	151.3	1,195.8	1,440.1	105.8	562.8	—	—	1,301.6	2,002.9
12.5	9.9	136.2	134.7	32.1	36.3	—	—	168.3	171.0
167.7	161.2	1,332.0	1,574.8	137.9	599.1	—	—	1,469.9	2,173.9

-107.2	-117.1	-945.8	-1,095.4	-89.3	-729.3	—	—	-1,035.1	-1,824.7
-45.9	-33.3	-265.3	-306.9	-26.0	-126.5	—	—	-291.3	-433.4

-8.1	-7.4	-67.8	-62.7	-20.3	-27.5	-19.0	-17.1	-107.1	-107.3
-161.2	-157.8	-1,278.9	-1,465.0	-135.6	-883.3	-19.0	-17.1	-1,433.5	-2,365.4

6.5	3.4	53.1	109.8	2.3	-284.2	-19.0	-17.1	36.4	-191.5
								-9.3	8.1
								-15.9	-16.6
								—	-94.0
								-14.0	-1.5
								*-13.6	—
								-16.4	-295.5
								25.4	-298.8
								9.0	-594.3

55.8		551.5		389.3				940.8

261.5		6,096.1		2,170.7				8,266.8

398.9		398.9		—				398.9

29.6%	22.0%

4.8%	4.4%

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited—continued)
1. Basis of preparation
The interim financial statements for Converium Holding AG and subsidiaries (“Converium” or “the Company”) have been prepared on the basis of United States generally accepted accounting principles for interim financial information. Accordingly, such financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results of operations for the interim period are not necessarily indicative of the results that may be expected for the year ended December 31, 2005, as interim results may be affected by several factors including, but not limited to, changes in the economic environment and catastrophic losses. These interim financial statements should be read in conjunction with the audited financial statements of Converium for the year ended December 31, 2004.
In the first quarter of 2005, Converium formally adopted a change to the reporting line of the management of its North American operations. This change was introduced to reflect the placement of Converium Reinsurance (North America) Inc. (“CRNA”) into orderly run-off and management’s desire to monitor this business on a stand-alone basis. Therefore, Converium’s business is now organized around three ongoing operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business, in addition to a Run-Off segment. The Run-Off segment includes all business: both life and non-life, originating from CRNA and Converium Insurance (North America) Inc., excluding the US origianated aviation business. In addition to the four segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee and other corporate functions as well as other expenses not allocated to operating segments. As well as reporting individual segment results, management also presents the aggregation of Standard Property & Casualty Reinsurance and Specialty Lines, referred to later in the financial statements as ongoing non-life business, as these are both non-life segments, the aggregation of which management considers meaningful in understanding the performance of Converium. This measure excludes the non-life business contained within the Run-Off segment in line with management’s desire to monitor this segment on a stand-alone basis. The aggregation of the Life & Health Reinsurance segment with the ongoing non-life business is referred to as total ongoing business.
Reclassification
In the second quarter of 2005, Converium refined its chart of accounts to enhance the presentation of the line items within its financial statements. Certain reclassifications have been made to prior year amounts to conform to current year’s presentation.
Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Therefore, actual results could differ from those estimates.
The most significant estimates include those used in determining reserves for non-life loss and loss adjustment expenses, premium accruals and deferred policy acquisition costs, reinsurance recoverables, impairments, income taxes, and commitments and contingencies.
2. New accounting pronouncements
The following new standards have been or will be required to be adopted by Converium in the future:
SFAS 123 (revised 2004), “Share-Based Payment”
In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”. This Statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. For public entities, this Statement is effective as of the beginning of the next fiscal year that begins after June 15, 2005. As Converium has already adopted the standards of SFAS No.123, this statement is not expected to have a material impact on the financial condition or results of operations.
EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”
In March 2004, the Emerging Issues Task Force (“EITF”) reached a final consensus on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. EITF Issue No. 03-1 was effective for periods beginning after June 15, 2004 and adopts a three-step impairment model for securities within its scope. In September 2004, the FASB staff issued clarifying guidance for comment in FASB Staff Position (“FSP”) EITF Issue No. 03-1-a, “Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1” (“FSP Issue No. 03-1-a”) and subsequently EITF Issue 03-1-b which delay the implementation of the impairment measurement and recognition guidance contained in paragraphs 10 through 20 of EITF Issue No. 03-1.

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited—continued)
The delay in the recognition and measurement guidance contained in EITF 03-1 paragraphs 10 through 20 could potentially result in the recognition of unrealized losses, including those declines in value that are attributable to interest rate movements, as other-than-temporary impairments, except those deemed to be minor in nature. The amount of impairments to be recognized, if any, will depend on the final standard, market conditions and management’s intent and ability to hold securities with unrealized losses at the time of the impairment evaluation. The delay in issuance of EITF Issue No. 03-1 does not suspend the requirement to recognize other-than-temporary-impairments. In the interim period the Company has applied existing authoritative guidance.
FASB Staff Position (“FSP”) FIN 46(R)-5, Implicit Variable Interests Under FASB Interpretation No. 46(R)
In March 2005, the FASB issued FASB Staff Position (“FSP”) FIN 46(R)-5, Implicit Variable Interests Under FASB Interpretation No. 46(R), which requires an enterprise to consider whether it holds an implicit variable interest in a Variable Interest Entity (“VIE”) and what effect this may have on the calculation of expected losses and residual returns of the VIE and the determination of which party, if any, is considered the primary beneficiary of the VIE. This statement was adopted for the first quarterly reporting period beginning after March 3, 2005 and did not have a material impact on the Company’s financial condition or results of operations.
FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”
In March 2005, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 47, (“FIN 47”) Accounting for Conditional Asset Retirement Obligations which clarifies the term conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations. FIN 47 will result in (a) more consistent recognition of liabilities relating to asset retirement obligations, (b) more information about expected future cash outflows associated with those obligations, and (c) more information about investments in long-lived assets because additional asset retirement costs will be recognized as part of the carrying amounts of the assets. FIN 47 is effective for the fiscal years ending after December 15, 2005 but is not expected to have a material impact on the Company’s financial condition or results of operations.
SFAS 154, “Accounting Changes and Error Corrections”
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, which replaces APB Opinion No 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting prinicples and changes the requirements for accounting for, and reporting of, a change in accounting principle. This Statement will be effective for fiscal years beginning after December 15, 2005.
EITF Issue No. 04-5, “Determining Wheter a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights”
In June 2005, the FASB ratified the Emerging Issues Task Force (“EITF”) Issue No. 04-5, “Determining Wheter a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights”. The EITF reached a consensus that a sole general partner is presumed to control a limited partnership (or similar entity) and should consolidate the limited partnership unless (1) the limited partners possess substantive kick-out rights or (2) the limited partners possess substantive participating rights similar to the rights described in EITF Issue No. 96-16, “Investor’s Accounting for an Investee When the Investor has a majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.” This issue was effective for all new and modified agreements, upon the FASB’s ratification in June 2005. For pre-existing agreements that are not modified, the consensus is effective as of the beginning of the first fiscal reporting period beginning after December 15, 2005. This issue is not expected to have a material impact on the Company’s financial condition or results of operations.
3. Restructuring costs
The reduction of premium volume required an adjustment of Converium’s cost base globally going forward. Consequently, Converium notified certain of its employees that their employment would be terminated. Converium recorded restructuring costs of US$ 3.5 million and US$ 13.6 million for the three and six months ended June 30, 2005, respectively, related to these global cost management measures. For the six months ended June 30, 2005, US$ 5.4 million were attributable to the Standard Property & Casualty Reinsurance segment, US$ 5.9 million were attributable to the Specialty Lines segment, US$ 1.7 million were attributable to the Life & Health Reinsurance segment and US$ 0.6 million were attributable to the Run-Off segment.
In addition, as a result of the global restructuring, a decision was made in January 2005 to vacate Converium’s primary office space in New York, New York and consolidate in its Stamford, Connecticut office space. Converium expects the transfer to be effective within the third quarter of 2005, resulting in additional restructuring costs. Office space in Zurich is also under review, which could also result in additional restructuring costs in future quarters.

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited—continued)
4. Foreign currency translation and transactions
Table 4.1 summarizes the principal exchange rates that have been used for translation purposes (US dollar per foreign currency unit). Net realized gains (losses) on foreign currency transactions were immaterial for the three and six months ended June 30, 2005 and 2004, respectively.
Table 4.1
Exchange rates

			Statements of income (loss)
	Balance sheets		and cash flows
	June 30, 2005	December 31, 2004	June 30, 2005	June 30, 2004
UK pound	1.7925	1.9199	1.8737	1.8220
Euro	1.2107	1.3593	1.2857	1.2275
100 Japanese yen	0.9025	0.9759	0.9439	0.9226
Danish krone	0.1625	0.1827	0.1727	0.1649
Swiss franc	0.7806	0.8794	0.8314	0.7904
5. Invested assets and investment income
Table 5.1
Net investment income

	Three months ended June 30		Six months ended June 30
(US$ million)	2005	2004	2005	2004
Investment income:
Fixed maturities	62.1	47.8	116.0	94.0
Equity securities	2.7	7.1	3.9	9.2
Short-term investments and cash and cash equivalents	3.8	1.2	7.1	2.2
Real estate	2.3	2.3	4.7	4.7
Other	4.5	2.0	11.2	6.0
Funds Withheld Asset	16.2	19.0	33.1	39.3
Total investment income	91.6	79.4	176.0	155.4
Investment expenses	- 3.0	- 2.4	- 4.7	- 5.4
Real estate expenses	- 0.8	- 0.3	- 1.3	- 0.7
Net Total investment income	87.8	76.7	170.0	149.3
Table 5.2
Net realized capital (losses) gains

	Three months ended June 30		Six months ended June 30
(US$ million)	2005	2004	2005	2004
Fixed maturities:
Realized capital gains	4.0	4.0	8.9	8.6
Realized capital losses	- 4.9	- 6.2	- 8.5	- 7.4
Equity securities:
Realized capital gains	1.7	17.4	1.8	25.9
Realized capital losses	- 0.1	—	- 0.7	- 0.8
Write-down of impaired investments	- 2.8	- 1.5	- 4.9	- 2.6
Other	1.1	- 1.2	1.7	- 2.0
Net realized capital (losses) gains	- 1.0	12.5	- 1.7	21.7
As of June 30, 2005, Converium reported total investments including cash and cash equivalents and excluding the Funds Withheld Asset of US$ 6,807.6 million. Of this total, certain amounts were pledged as follows: (i) US$ 1,098.5 million were pledged as collateral relating to outstanding letters of credit of US$ 989.6 million (these outstanding letters of credit are related to the US$ 1.6 billion Syndicated Letter of Credit Facility), (ii) US$ 959.8 million were pledged as collateral relating to other irrevocable letters of credit, (iii) US$ 231.5 million were pledged primarily as deposits with cedents, (iv) US$ 282.3 million were deposited in trust or with regulatory authorities or states, and (v) US$ 554.6 million were pledged to support Converium internal reinsurance transactions.

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited—continued)
Table 5.3
Investments in fixed maturities and equity securities

(US$ million)	Cost or		Gross		Gross		Estimated
	amortized cost		unrealized gains		unrealized losses		fair value
	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31
	2005	2004	2005	2004	2005	2004	2005	2004
Held-to-maturity
Fixed maturities:
Transferred in:
US government	409.7	414.2	0.5	—	- 11.6	- 11.3	398.6	402.9
Other governments	13.5	15.3	1.0	0.5	—	—	14.5	15.8
Newly invested:
US government	169.6	170.1	2.0	0.9	- 0.3	- 0.2	171.3	170.8
Other governments	227.1	250.8	7.6	3.7	—	—	234.7	254.5
Total held-to-maturity	819.9	850.4	11.1	5.1	- 11.9	- 11.5	819.1	844.0
Available-for-sale
Fixed maturities:
US government	1,823.3	1,765.6	14.7	9.1	- 12.9	- 11.6	1,825.1	1,763.1
Other governments	1,710.5	1,769.3	29.1	15.7	- 4.7	- 2.0	1,734.9	1,783.0
Corporate and other debt securities	823.6	661.1	13.7	13.4	- 1.9	- 2.4	835.4	672.1
Mortgage and asset-backed securities	555.2	612.2	3.1	5.7	- 2.6	- 1.3	555.7	616.6
Total	4,912.6	4,808.2	60.6	43.9	- 22.1	- 17.3	4,951.1	4,834.8
Equity securities	332.1	328.9	88.9	73.0	- 1.6	- 2.5	419.4	399.4
Total available-for-sale	5,244.7	5,137.1	149.5	116.9	- 23.7	- 19.8	5,370.5	5,243.3
6. Goodwill and other intangible assets
Goodwill was US$ 49.5 million and US$ 49.2 million, at June 30, 2005 and December 31, 2004, respectively.
At June 30, 2005 and December 31, 2004, the current carried value of goodwill associated with the 30.1% stake in Global Aerospace Underwriting Managers Limited (“GAUM”) remained constant at GBP 13.1 million (US$ 25.2 million). Of the remaining balance of goodwill as of June 30, 2005 and December 31, 2004, US$ 24.0 million related to Converium AG’s 49.9% strategic investment in the Medical Defence Union Services Ltd (“MDUSL”) executed during 2000.
SFAS 142, ‘‘Goodwill and Other Intangible Assets’’, requires impairment testing of goodwill annually or more regularly if any event or change in business circumstances occurs which would indicate that the carrying value of goodwill may be impaired. SFAS 142 also requires that useful lives for intangible assets other than goodwill be reassessed and the remaining amortization periods be adjusted accordingly. Goodwill and other intangible assets are included in the balance sheet under the caption “Other assets”.
Other intangible assets were GBP 3.8 million (US$ 7.6 million) and GBP 11.2 million (US$ 20.6 million) as at June 30, 2005 and December 31, 2004, respectively, which relate to customer related intangible assets associated with the 30.1% investment in GAUM.
In the light of changing business circumstances associated with Converium’s S&P ratings downgrade in the third quarter of 2004, Converium entered into fronting agreements with Munich Re and National Indemnity in order to support and sustain the aviation business from GAUM. These fronting agreements currently extend to September 30, 2005 with no contractual guarantee that they will be extended beyond that date. In view of this fact, during the fourth quarter of 2004 Converium reassessed the remaining useful life of the intangible asset to correspond with the date of cessation of the existing fronting agreements. As a result of this change the intangible asset amortization charge for the second quarter of 2005 is GBP 3.7 million (US$ 7.0 million) compared to a GBP 0.4 million (US$ 0.8 million) charge for the second quarter of 2004.

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited—continued)
7. Losses and loss adjustment expenses
Reserve development
For the three months ended June 30, 2005, Converium recorded net positive development of prior years’ loss reserves in the amount of US$ 6.7 million, which resulted in an overall net strengthening of prior years’ loss reserves of US$ 3.7 million for the first half of 2005. The development of prior years’ loss reserves for the three months ended June 30, 2005 includes US$ 6.9 million of net strengthening in the Standard Property & Casualty Reinsurance segment primarily related to strengthening within the Motor line of business (US$ 17.9 million), which was offset by positive development within the Property line of business (US$ 17.6 million). The Specialty Lines segment experienced net positive development of US$ 10.5 million primarily driven by positive development within the Aviation line of business (US$ 19.5 million), which was partially offset by net strengthening within additional lines of business within the segment. In addition, the Run-Off segment experienced US$ 3.1 million in net positive development. The development of prior years’ loss reserve for the first half of 2005 consisted of net positive development of US$ 3.3 million in the Standard Property & Casualty Reinsurance segment and US$ 6.3 million in the Specialty Lines segment, offset by net strengthening of prior years’ loss reserves of US$ 13.3 million in the Run-Off segment.
As a result of the reserve volatility of old underwriting years and the adverse loss-reporting trend that continued throughout the early part of 2004, Converium recorded net strengthening of prior years’ loss reserves in the amount of US$ 387.7 million for the three months ended June 30, 2004, which resulted in an overall net strengthening of prior years’ loss reserves of US$ 430.7 million for the first half of 2004. The development of prior years’ loss reserves for the three months ended June 30, 2004 includes net strengthening of US$ 5.1 million in the Standard Property & Casualty Reinsurance segment, US$ 51.3 million in the Specialty Lines segment and US$ 331.3 in the Run-Off segment. The development of prior years’ loss reserves for the first half of 2004, consisted of net strengthening of prior years’ loss reserves of US$ 1.1 million in the Standard Property & Casualty Reinsurance segment, US$ 32.2 million in the Specialty Lines segment and US$ 397.4 million in the Run-Off segment.
Natural catastrophes
Winter storm Erwin which swept across Northern Europe in January 2005 resulted in net pre-tax losses for Converium in the amount of US$ 32.5 million, net of US$ 3.0 million in reinstatement premium, all of which impacted the first quarter of 2005 result of the Standard Property & Casualty Reinsurance segment. The second quarter of 2005 was absent any major natural catastrophes.
In the first half of 2005, Converium was also impacted by net strengthening of prior years’ loss reserves of US$ 15.3 million from the US/Caribbean hurricanes that occurred in late 2004, of which US$ 11.8 million impacted the Standard Property & Casualty Reinsurance segment and US$ 3.5 million impacted the Specialty Lines segment. This net strengthening is included in the net strengthening of prior years’ loss reserves shown above.
Retrocessional risk management
As a result of its risk management monitoring process, Converium reached a decision in the first quarter of 2005 to commute the obligations of one of its retrocessionaire’s due to deterioration in that company’s rating and concerns about the future ownership and prospects of the company. As a result Converium commuted certain retrocession contracts with reinsurance recoverables in the amount of US$ 100.1 million for a commutation settlement of US$ 60.1 million, which generated a negative impact of US$ 40.0 million on the net results in the first quarter of 2005, US$ 38.7 million of which is in losses. In the second quarter of 2005, our risk management monitoring process did not result in any such retrocession commutations.
8. Guaranteed Minimum Death Benefit (GMDB)
Converium assumed certain retrocession liability with regard to Guaranteed Minimum Death Benefit (GMDB) features attached to variable annuity policies written in the United States. These treaties are all in run-off and cover in total 1.4 million policies that were issued mainly in the late 1990’s and that incorporate various benefit types originating from different primary insurers. Claims occur in the event of death if a policy is in-the-money, which means that the GMDB exceeds the account balance. Under these circumstances, the difference between the GMDB and the account balance or the GMDB and the cash surrender value becomes due, depending on the definition of the underlying reinsurance agreements.
The following types of Guaranteed Minimum Death Benefits are covered:
•	Return of premium: The GMDB is the amount of total deposits adjusted for partial withdrawals, if any.
•	Ratchet: After a given number of years, the GMDB is adjusted to the current account balance, if greater. Most common is a 1-year ratchet, meaning that the GMDB is adjusted annually on the policy’s anniversary date.
•	Rollup: The GMDB increases each year from the initial premium adjusted for later deposits and partial withdrawals by a fixed percentage. Rollup guarantees reinsured under Converium’s agreements grant an annual accumulation percentage between 3% and 7%. In many products, especially for higher rollup percentages, an upper limit applies (e.g. 200% of the paid policyholder premium adjusted for later deposits and partial withdrawals).

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited—continued)
•	Reset: After a given number of years, the GMDB is adjusted to the current account balance. This means that the GMDB can be reduced but often not below the paid-up premium (adjusted for later deposits and partial withdrawals).
•	Combinations of the above.
Guarantees that increase over the time are, for a majority of the assumed business, only applied up to a certain age (e.g. 85). For the majority of the portfolio, a maximum death benefit age exists and as a consequence, Converium will be off the risk afterwards.
Converium does not hold any contract holder funds. These assets remain with the originating ceding companies.
The GMDB liability is determined each period based on the information provided by Converium’s ceding companies. The current account value, the guaranteed death benefit and details of the covered benefit types are taken into consideration for the evaluation of the net amount at risk (NAR) and the expected future liability. The liability according to SOP 03-1 is estimated at the end of the reporting period.
For the evaluation of the liabilities, Converium uses an actuarial model that considers 1,000 stochastically generated investment performance scenarios. The mean performance assumed for equities is 9.6% and the mean performance for other investment types such as bonds and cash deposits varies between 4.8% and 5.7%. The corresponding volatility assumptions are 18.3% and 1.5% to 2.2%, respectively. The discount rate used in the model is stochastically generated in line with the other investment scenarios and takes into consideration the current yield level. It is assumed to be an average of 5.7% over the long run. The mortality assumption is 100% of the Annuity 2000 table. Lapse rates vary by duration and range from 6.5% to 20%. Partial withdrawals, either applied pro-rata or on a dollar-for-dollar basis according to the policy conditions, are also considered in the modeling. The corresponding parameter, reflecting the on-average withdrawn amount of the account value, varies by duration and is assumed to range from 2.4% to 7.5% per annum.
As of June 30, 2005, the following values were estimated as described above:
Table 8.1
(US$ million)

					Gross
					SOP 03-1
Guarantee type	Average age	GMDB	Account Value	NAR	Reserve
Ratchet	65.9	1,963.4	1,660.5	357.5	24.6
Rollup	70.6	565.4	387.5	184.2	23.1
Rollup & ratchet	66.7	24.0	19.4	6.3	0.4
Return of premium	63.8	20.2	20.3	2.2	0.1
Reset	59.1	273.6	289.7	18.5	1.1
Reset & return of premium	60.7	123.7	122.8	8.6	0.5
Total	67.1	2,970.3	2,500.2	577.3	49.8
The table below shows the cash flow and claim reserves balances for the periods shown:
Table 8.2
(US$ million)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004
Received reinsurance premium, net of commission and brokerage	1.0	0.8	2.1	2.1
Paid losses	2.9	2.3	6.1	6.4

	As of June 30, 2005	As of December 31, 2004
Claim reserves (including case reserves and IBNR)	6.4	4.9
9. Income taxes
Converium recorded an income tax benefit of US$ 21.6 million and US$ 25.4 million for the three and six months ended June 30, 2005, respectively. Over the past year, Converium has established a full valuation allowance against existing tax losses carried forward in its primary locations, resulting in minimal current income tax expense relating to pre-tax income. Therefore tax benefits and expenses are primarily driven by the development of existing deferred tax assets and liabilities, which are established to reflect differences in the tax accounting rules of local jurisdictions and US GAAP accounting.

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited—continued)
In the second quarter of 2005, Converium’s income tax benefit resulted from the reduction of deferred acquisition costs (“DAC”), caused by the decline in its overall non-life premium volume, and certain timing differences related to the recognition of investment gains and losses.
In the first half of 2005, Converium’s income tax benefit resulted from the positive effect of a reduction of DAC, the effect of certain timing differences related to the recognition of investment gains and losses, and certain other deferred tax liability reductions, offset by a reduction in the profit allocated to the Bermuda branch and an increase of the valuation allowance on existing losses carried forward.
Converium’s consolidated income tax expense for the three and six months ended June 30, 2004 reflected an additional expense of US$ 269.8 million, related to the establishment of a full valuation allowance against the net deferred income tax balances previously carried at CRNA.
10. Employee benefits
The following table shows the net periodic benefit expense for the three and six months ended June 30, 2005 and 2004.
Table 10.1
Net periodic benefit expense

	Three months ended June 30		Six months ended June 30
(US$ million)	2005	2004	2005	2004
Service cost	2.1	2.1	4.3	4.4
Interest cost	0.9	0.7	1.8	1.5
Expected return on plan assets	- 0.9	- 0.8	- 1.9	- 1.6
Employee contributions	- 0.8	- 0.8	- 1.6	- 1.6
Amortization of actuarial losses	0.2	—	0.4	—
Amortization of past service cost	- 0.1	—	- 0.2	- 0.1
Net periodic benefit expense	1.4	1.2	2.8	2.6
The expected future cash flow in 2005 to be paid by Converium in respect of pension plans at June 30, 2005 was as follows:
Table 10.2
Expected future cash flow
(US$ million)

Employer contributions
2005 (estimate)	5.0
11. Related party transactions
SATEC
In 2002, Converium acquired a 48% participation in SATEC, a leading global space-underwriting agency based in Venice, Italy. As part of this transaction Converium entered into usufruct agreements with the co-owners of SATEC regarding some of their participation rights in the company. Following a review of the current business circumstances in conjunction with the company in the second quarter of 2005, Converium has recorded a further impairment charge of US$ 2.4 million in respect of the usufruct agreements. An impairment charge of US$ 2.5 million was recorded in respect of the usufruct agreements in the fourth quarter of 2004. This latest impairment charge has led to the full impairment of the usufruct agreements in the accounting records of Converium.
12. Commitments and contingencies
Converium Rückversicherung (Deutschland) AG, Germany had an outstanding commitment of Euro 30 million (US$ 36.4 million) to fund an investment in a Morgan Stanley Real Estate Fund (Eurozone Office Fund), a Fonds Commun de Placement under Luxembourg Law. The manager called this commitment during the commitment period. The capital called totaled Euro 30.0 million (US$ 36.4 million), which resulted in no remaining commitment.

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited—continued)
Superior National Matters
On January 6 and January 7, 2005, CRNA and CINA, respectively, entered into a Settlement Agreement and Mutual Release (the “Settlement Agreement”) with the California Insurance Commissioner (the “Commissioner”) relating to the January 16, 2002 complaint that the Commissioner filed against a subsidiary of ZFS, Centre Insurance Company (“CIC”) and affiliates, as well as CRNA and CINA. The Commissioner had initiated this action in Superior Court of the State of California, County of Los Angeles, on behalf of the Superior National Insurance Companies in Liquidation (“SNICL”).
The complaint alleged several counts, including voidable preferences and fraudulent transfers, the recovery of transfers totaling US$ 202.9 million, damages for breach of contract in the amount of US$ 59.8 million, additional damages in an amount to be proved at trial, and punitive damages. The overwhelming bulk of the damages sought appeared to arise out of CIC transactions, not CRNA or CINA transactions. As part of the transactions which effectively spun-off CRNA and CINA from ZFS, ZFS agreed to indemnify CRNA and CINA for liabilities arising out of or related to the assets not assumed by or transferred to CRNA and CINA in the separation from ZFS. The principal claim brought against CRNA appeared to arise from CRNA’s commutation of certain reinsurance obligations. In that connection, however, while the complaint did in fact reference the commutation, the payment involved was a commutation payment made by CRNA, not to CRNA. As best as could be discerned, the liquidator was apparently claiming that the amount paid by CRNA was inadequate consideration for the reinsurance obligations commuted and thus this commutation constituted a fraudulent transfer. All the claims, though, were never well defined and no discovery was ever undertaken to better elucidate them.
Neither CRNA nor CINA shall pay any amounts whatsoever in exchange for the full and final discharge of liabilities, as set forth in the Settlement Agreement, that the Commissioner has granted to both companies. Instead, CIC shall be making the full payment that will provide the complete release to CRNA and CINA, as well as all other parties in the complaint. At a hearing on February 17, 2005, the Settlement Agreement was approved by the court presiding over the liquidation of the estates of SNICL. On April 18, 2005 the settlement was deemed final and on or about May 18, 2005 payments required of parties under the Settlement Agreement (which did not include CRNA or CINA), were made. A dismissal of the case was entered by the court on June 1, 2005.
U.S. Life Insurance Company arbitration
The arbitration initiated on November 29, 1999 by U.S. Life Insurance Company (“U.S. Life”) against Superior National Insurance Company in Liquidation (“SNICIL”), CINA and CIC, which was previously reported, has been settled as between U.S. Life and CINA. The settlement in January 2005 followed a December 2004 decision of the arbitration panel to reject U.S. Life’s claim for rescission and to instead reform the reinsurance treaty provided by U.S. Life to a 90% quota share as opposed to a 100% quota share. U.S. Life and CINA agreed to settle the matter with a full and final commutation of the treaty in exchange for a commutation payment by U.S. Life.
Canada Life
On December 21, 2001, The Canada Life Assurance Company, Toronto (“Canada Life”), brought an action against Converium Rückversicherung (Deutschland) AG (“Converium Germany”) in the US District Court of the Southern District of New York. Canada Life alleged that Converium Germany breached certain quota share retrocession agreements with Canada Life by failing to indemnify its full percentage of Canada Life’s September 11th losses and by failing to post an US$ 82.4 million letter of credit for its liability pursuant to the ISA facilities’ underlying agreements. Converium Germany is disputing this claim on the grounds that its liability under the pertinent contracts is limited and is also raising other contracts defenses. In its decision of April 11, 2002, the US District Court of the Southern District of New York dismissed Canada Life’s action, ruling that The Air Transportation Safety and System Stabilization Act, which Canada Life claimed to give the court jurisdiction over the subject matter, is not applicable. The court ruled that the Act applies broadly to the actions filed by individual victims of the September 11th attacks but does not apply to disputes among reinsurers. The Second Circuit Court of Appeal affirmed the dismissal. As a result of the decision of the US District Court of the Southern District of New York, Converium Germany sent Canada Life a request to arbitrate. Following the organizational meeting of the arbitrators on October 8, 2003, the discovery and deposition began. The hearing is expected to take place in the third quarter of 2005. Meanwhile, the arbitration panel ordered Converium Germany to post pre-award security in the form of a Letter of Credit in the amount of US$ 66.0 million, which Converium Germany has complied with. Since then, the hearing has taken place in the time between July 11 and July 22, 2005, and it is expected that the panel will issue an arbitration award once they have concluded their deliberations.
Converium Germany has fully reserved this claim. However, arrangements entered into with Zurich Financial Services provide for the claim to be covered by the agreed-to cap for September 11th related losses provided to us by Zurich Financial Services in conjunction with Converium’s Initial Public Offering.
Class Action Lawsuits
On July 14, 2005, Judge Mukasey of the U.S. District Court for the Southern District of New York approved a stipulation entered into among the parties to consolidate Meyer v. Converium Holding AG, et al., 04 Civ. 7897 (MBM), a class action lawsuit against Converium and certain of its officers and directors, with the related class actions pending before it (i.e., case nos. 04 Civ. 8038, 04 Civ. 8060, 04 Civ. 8295, 04 Civ. 8994 & 04 Civ. 9479) (collectively, the “Meyers Cases”). The approved stipulation further appoints putative class members the Public Employees’ Retirement System of Mississippi and Avalon Holdings

Inc. as lead plaintiffs, and the law firms of Bernstein Litowitz Berger & Grossman LLP, Cohen Milstein, Haufeld & Toll, P.L.L.C. and Spector, Roseman & Kodroff P.C. as lead counsel. Rubin v. Converium Holding AG, et al., 05 Civ. 3871 (MBM), a related state court action, has been removed to federal court and assigned to Judge Mukasey.
MBIA
On March 8, 2005, MBIA Inc. (“MBIA”) issued a press release stating that MBIA’s audit committee undertook an investigation to determine whether there was an oral agreement with MBIA under which MBIA would replace Axa Re Finance as a reinsurer to CRNA by no later than October 2005. The press release stated that it appears likely that such an agreement or understanding with Axa Re Finance was made in 1998. Thereafter, on April 19, 2005, CRNA received subpoenas from the U.S. Securities and Exchange Commission and the Office of the New York Attorney General seeking documents related to certain transactions between CRNA and MBIA.
In view of the industry investigations and the events relating to MBIA described above, we have engaged counsel to assist us in a review and analysis of certain of our reinsurance transactions, including the MBIA transactions. We are fully cooperating with the governmental authorities in connection with their investigation. The impact of our ongoing review and analysis and the ongoing regulatory investigations on us is uncertain, and there can be no assurance as to whether or not the outcome of such investigations will have a material impact on Converium.
13. Regulation
United States
As a result of the reserve strengthening Converium recorded in the second quarter of 2004 and the placement of CRNA into orderly run-off, the Connecticut Insurance Department (the “Department”) has implemented additional financial monitoring of CRNA. CRNA has entered into a letter of understanding with the Department pursuant to which CRNA will be prevented from taking a number of actions without first obtaining the Department’s approval. The restrictions will continue until March 15, 2006, at which time the Department will reassess the financial condition of CRNA.
14. Earnings (loss) per share
Converium Holding AG has purchased 200,000 shares for the six months ended June 30, 2005 related to share-based compensation plans.
The following shows the components of the earnings (loss) per share calculation:

	Three months ended June 30		Six months ended June 30
(US$ million, except per share information)	2005	2004	2005	2004
Net income (loss)	70.8	- 660.0	9.0	- 594.3
Average basic shares outstanding (millions)	146.4	39.8	146.4	39.8
Average diluted shares outstanding (millions)	147.7	40.5	147.6	40.5
Basic earnings (loss) per share	0.48	- 8.32	0.06	- 7.49
Diluted earnings (loss) per share	0.48	- 8.32	0.06	- 7.49
The earnings per share calculation is based on an adjusted number of average shares outstanding (reflecting the Rights Offering that occurred in October 2004) and the June 30, 2004 amounts have been restated accordingly.
Diluted earnings (loss) per share is computed similar to basic earnings per share except that the weighted average shares outstanding is increased, if dilutive, to include potential common shares, such as shares from non-vested stock grants and the assumed exercise of stock options.
15. Subsequent events
Subsequent to the close of the second quarter of 2005, there have been several natural catastrophic events which have occurred including, Hurricane Dennis, Eastern European floods and Japanese earthquakes as well as the recent terrorist incidents in both London and Egypt and the plane crash in Toronto, which will ultimately impact the insurance industry as a whole and which may directly impact the financial results of Converium. Converium is currently closely reviewing its portfolio of business to identify any potential losses arising from these incidents. Based on initial reports, Converium does not expect its combined losses from the above events to exceed US$ 20.0 million.

Converium Holding AG
Baarerstrasse 8
6300 Zug
Switzerland
Phone +41 44 639 9335
Fax      +41 44 639 9334
Converium AG
General Guisan-Quai 26
P.O. Box
8022 Zurich
Switzerland
Phone +41 44 639 9393
Fax      +41 44 639 9090
Converium Rückversicherung (Deutschland) AG
Clever Strasse 36
50668 Cologne
Germany
Phone +49 221 539 0
Fax      +49 221 539 2022
www.converium.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ Terry Clarke
Name: Terry Clarke
Title: Chief Executive Officer, Converium Holding AG

By:	/s/ Andreas Zdrenyk
Name: Andreas Zdrenyk
Title: Chief Financial Officer, Converium Holding AG

Date:	August 9, 2005